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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-84942

PROSPECTUS

2,750,000 Shares
ULTIMATE ELECTRONICS, INC.
Common Stock $28.50 per share

•	Ultimate Electronics, Inc. is offering 2,750,000 shares of common stock in a firmly underwritten offering.	•	On April 30, 2002, the last reported sale price for the common stock on the Nasdaq National Market was $28.90 per share.
•	The common stock is traded on the Nasdaq National Market under the symbol "ULTE."

This investment involves risk. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$28.50	$78,375,000
Underwriting discount	$1.49	$4,097,500
Proceeds to Ultimate Electronics	$27.01	$74,277,500

The underwriters have a 30-day option to purchase up to 412,500 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray	Banc of America Securities LLC
SunTrust Robinson Humphrey
SWS Securities

The date of this prospectus is April 30, 2002.

BIG SCREENS
30"-32" TV's
Solutions to Home Theater
ULTIMATE
ELECTRONICS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date. Information on our web site or in our promotional literature is not incorporated into this document.

We own various trademarks, copyrights and trade names used in our business including: Ultimate Electronics, Audio King, Fast Track, Simple Solution and SoundTrack. This prospectus and the documents incorporated by reference also include trademarks and trade names of other companies.

i

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into the prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We use words such as "may," "believe," "estimate," "expect," "plan," "intend," "project," "anticipate" and similar expressions to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, activities or developments. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Forward-looking statements include statements relating to, among other things:

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  our growth strategy and plans regarding opening new stores and entering new markets;

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  our intention to relocate or expand existing stores;

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  estimated capital expenditures and costs related to the opening of new stores or the relocation or expansion of existing stores;

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  the sufficiency of the proceeds from this offering, our cash flows from operations and borrowings from our revolving line of credit to fund our operations, debt repayment and expansion;

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  growth trends and projected sales in the consumer electronics business and our ability to capitalize on such growth;

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  technological and market developments in the consumer electronics industry, including trends with respect to digital products like DVD, HDTV, home networking devices and other new products;

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  our relationships with key suppliers;

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  our expectations regarding implementation of our new management information system;

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  adequacy of our distribution and information systems and management experience and depth to support our expansion plans;

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  ability to obtain independently the benefits of being in a volume-buying group;

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  our expectations regarding competition and our competitive advantages;

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  outcome of litigation arising in the ordinary course of business;

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  nonpayment of dividends; and

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  anticipated outstanding balance under our revolving line of credit as of the closing of this offering.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions about us, including the factors described under "Risk Factors." The forward-looking events we discuss in this prospectus might not occur in light of these risks, uncertainties and assumptions. We undertake no obligation, and disclaim any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. You should read the entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and notes to those statements. Unless otherwise provided, references to "Ultimate Electronics," "we," "us" and "our" refer to Ultimate Electronics, Inc. and our consolidated subsidiaries, and references to "you" refer to prospective investors in our common stock. References to fiscal years in this prospectus refer to the twelve months ended January 31 of that year, e.g., "fiscal 2002" refers to the twelve months ended January 31, 2002.

Overview

Ultimate Electronics is a leading specialty retailer of consumer electronics and home entertainment products in the Rocky Mountain, Midwest and Southwest regions of the United States. We focus on mid- to high-end audio, video, television and mobile electronics products sold by a highly trained, knowledgeable, commissioned sales force. We offer over 4,000 stock keeping units (SKU's) at a wide range of price points representing approximately 150 brands, including a broad presentation of the most popular names and a large selection of limited-distribution, upscale brands and lines. We emphasize products with the latest technology by dedicating significant resources to their promotion, advertising, merchandising and related product training. We believe our commitment to technologically advanced products, combined with our highly trained sales force, allows us to capitalize on the growing demand for consumer electronics products, which is being driven by digital technologies.

We showcase our consumer electronics products in an upscale, demonstration-oriented store format (generally between 30,000 and 34,000 square feet), which enables customers to sample and compare features and functions of the many products we offer. We also provide a complete menu of value-added services, including home installation by our own technicians. We believe our differentiating characteristics, together with our parity pricing strategy and satisfaction guarantees, often make us the preferred retailer for consumer electronics.

We operate 46 stores in Arizona, Colorado, Idaho, Iowa, Minnesota, Missouri, Nevada, New Mexico, Oklahoma, South Dakota and Utah. We opened 10 stores in 2001 and plan to continue our store expansion program by opening 10 to 12 new stores during each of 2002 and 2003.

The Consumer Electronics Industry

The consumer electronics industry includes television, audio, video, mobile electronics, home information (including computers and related products) and gaming products. According to the Consumer Electronics Association (CEA), total industry manufacturer sales (domestic and imports to the United States) of consumer electronics products were estimated to be $93.2 billion in 2001 and are projected to exceed $112.4 billion by 2005. Recently, industry growth has been fueled by the introduction of products that incorporate digital technology such as DVD players, digital camcorders and cameras and digital televisions. We believe the advantages of digital technology, such as clarity and quality of video and audio, durability of recording and compatibility with computers, will continue to drive growth in consumer electronics, as consumers replace their analog-based products with digital products. Among the digital product developments that we believe support this growth are the following:

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  Digital Versatile Disc (DVD). According to the CEA, the DVD player has become the fastest growing consumer electronics product in history. First introduced in March 1997, DVD players are currently in 25% of U.S. homes and are projected to be in approximately 70% of U.S. homes by 2005. Sales of DVD players are expected to grow from 13 million units in 2001 to more than 16 million units in 2002. Included in these unit growth numbers are new technologies such as recordable DVD and high-definition DVD. We believe these new technologies should support a higher average selling price than the playback-only devices that currently represent most DVD sales.

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  Digital Television (DTV and HDTV). The Federal Communication Commission has set a target of 2006 for all commercial television stations to transition from broadcasting analog signals to digital signals. In order to display a digital transmission, consumers will need either a digital television or a set-top box converter capable of converting the digital broadcast for viewing on an analog television set. According to the CEA, DTV and display sales are expected to grow to an estimated 10.5 million units in 2006 from 121,000 units in 1999 and 1.4 million units in 2001. We believe the introduction of high clarity, digital flat panel televisions, in both liquid crystal display (LCD) and plasma formats, will be a key driver of industry growth.

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  Digital Radio. The conversion to digital radio is beginning to take place through two independent platforms: satellite and terrestrial. Digital satellite radio uses a new satellite platform for radio broadcasts and is currently being provided by Sirius Satellite Radio and XM Satellite Radio. The well- established terrestrial AM/FM radio stations are expected to begin upgrading to digital audio radio in late 2002 or early 2003, using technologies developed by companies such as iBiguity Digital. These new technologies represent significant sales potential for us, as consumers convert their existing receivers from analog to digital radio. According to Polk Verity and Stratford IBOC, independent research firms, cumulative sales for digital radio (both retail and original equipment manufacturers) are estimated to reach approximately 80 million units by 2007.

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  Home Networking. Home networking devices combine the interface and operability of all electronic devices in the home by connecting to a variety of content sources, such as cable systems, satellite, telephone and the Internet. We believe home networking devices will continue to become more standardized, easier to use and more broadly distributed. We expect sales of home networking devices to grow significantly over the next five years.

Given the rapid introduction of new technologies and the transition from analog to digital products, we believe that consumers will continue to seek specialty retailers who can provide both depth and breadth of product selection, as well as sales personnel trained to communicate and demonstrate the features and benefits of technologically-advanced products.

Business Strategy

Key elements of our business strategy include:

Offering an Extensive Selection of Products at a Wide Range of Price Points, with the Focus on Mid- to High-End Audio and Video Products.    Our broad merchandise mix of widely distributed brands includes a significant variety of high-end SKU's that are not generally available at our major competitors. In addition, a significant portion of the approximately 150 brands that we offer are mid- to high-end names, such as Boston Acoustics, Denon, Krell, Martin Logan, Mitsubishi and Sony ES, and have limited distribution through select retailers. We believe that customers make better informed buying decisions when they are presented with a broad selection of competitively priced products and are educated at our stores about the features and benefits of the products. Through our Simple Solution program, we highlight our broad selection to our customers and simplify the purchase decision for them by offering complete system packages. In addition, our parity pricing strategy and satisfaction guarantees are designed to remove pricing and other concerns from the purchase decision and allow the customer and the sales staff to focus on product features, quality and our unique menu of services.

Being a Leader in Offering the Best Selection of New Technology.    We are recognized by consumers and vendors as a leader in presenting the best selection of the latest technology. We devote significant resources to marketing and substantial floor space to displaying new technologies to achieve increased market share of the newest and most sought after consumer electronics products. For example, we sold the first HDTV for residential use in the United States in July 1998, and we are currently taking a leadership position in marketing and displaying LCD and plasma televisions. We believe that showcasing the latest technology differentiates us from less specialized competitors and stimulates the sales of other products and services. We provide our sales associates with specialized training so that they can present the advantages of new technology to our customers. We also frequently hold special events at our stores to introduce and promote new products.

Training and Developing a Premier Sales and Installation Team.    We conduct an extensive ongoing training program designed to ensure that our sales associates are equipped with the most up-to-date sales techniques and product knowledge. We believe that the quality and knowledge of our sales associates and installation technicians is critical to our success and represents a significant competitive advantage. We also believe that our ongoing, specialized training creates a superior customer experience that stimulates sales of our products.

Providing "Red Carpet" Customer Service.    We support our product sales by providing many important customer services, including home delivery and set-up, home theater and audio design and installation, home satellite installation, mobile electronics installation and regional service centers that offer in-home and carry-in repair services. We also provide in-store product instruction and, upon request, follow-up instruction at a customer's home. In addition, we offer a 30-day money-back satisfaction guarantee on most products and an in-stock guarantee on advertised products.

Providing an Upscale, Demonstration-Oriented Store Format.    We have developed an upscale, demonstration-oriented store format that showcases our merchandise and encourages customers to fully experience our products. We believe that this format assists our customers in understanding the benefits of upscale products and new technologies. Our stores have acoustically designed home audio and car stereo demonstration rooms, fully furnished home theater rooms and automobiles equipped with the latest in car stereo and car security products. Carpeted and hardwood floors, soft lighting and high quality merchandise fixtures further enhance the appeal of our stores.

Growth Strategy

We adhere to a disciplined growth strategy and believe that there are more than 250 potential sites in new and existing markets in the U.S. for our large format stores. We entered the Phoenix market with four stores in 2000, and we opened four additional stores in the Phoenix market during 2001. In addition, we entered the Oklahoma City market with two stores and the St. Louis market with four stores during 2001. Stores in these markets have performed well and have further confirmed the portability of our concept outside of our historical core markets. We plan on expanding into the Dallas/Fort Worth market, with eight to 10 stores scheduled to open in 2002. We also have plans to open two additional stores in the St. Louis market in 2002. We intend to continue to expand into select metropolitan areas in the Midwest and Southwest regions, as well as in our existing markets.

Office Location

Our principal executive offices are located at 321 West 84th Avenue, Suite A, Thornton, Colorado 80260 and our telephone number is (303) 412-2500.

The Offering

Common stock offered by Ultimate Electronics, Inc.	2,750,000 shares
Common stock outstanding after the offering	14,006,144
Offering price	$28.50 per share
Use of proceeds	We intend to use the net proceeds from this offering:
• to repay approximately $55 million of existing indebtedness under our revolving line of credit;
• to open new stores and to relocate or expand existing stores;
• to complete the implementation of our new management information system; and
• for working capital and other general corporate purposes.
Nasdaq National Market symbol	ULTE

The number of shares offered assumes no exercise of the underwriters' over-allotment option. If the over-allotment option is exercised in full, an additional 412,500 shares will be sold by us.

The number of shares that will be outstanding after the offering is based on the actual number of shares outstanding as of April 23, 2002, and assumes that the underwriters do not exercise their over-allotment option. This number excludes (i) common stock issuable upon exercise of outstanding options to purchase up to 767,707 shares of common stock at a weighted average purchase price of $16.46 per share under our stock option plans, (ii) an additional 140,750 shares of common stock available for grant under our 2000 Equity Incentive Plan; and (iii) 535,099 shares of common stock available for issuance under our Employee Stock Purchase Plan.

Summary Consolidated Financial Data
(in thousands, except per share and selected operating data)

The following table contains our summary consolidated financial and operating data. Information for each fiscal year is derived from our historical audited financial statements. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes included elsewhere in this prospectus.

	Fiscal Year Ended January 31,
	2000	2001	2002
Income Statement Data:
Sales	$384,983	$484,408	$580,223
Gross profit	115,487	152,334	180,097
Selling, general and administrative expenses	99,922	128,414	160,495
Income from operations	15,565	23,920	19,602
Interest expense, net	2,087	144	321
Income before taxes and extraordinary item	13,478	23,776	19,281
Income tax expense	5,051	8,915	7,328
Income before extraordinary item	8,427	14,861	11,953
Extraordinary loss on early extinguishment of debt, net of taxes	—	254	—
Net income	$8,427	$14,607	$11,953
Earnings per share before extraordinary item—basic	$.95	$1.38	$1.08
Earnings per share before extraordinary item—diluted	$.88	$1.30	$1.04
Earnings per share—basic	$.95	$1.35	$1.08
Earnings per share—diluted	$.88	$1.28	$1.04
Weighted average shares outstanding—basic	8,858	10,792	11,041
Weighted average shares outstanding—diluted	9,553	11,421	11,483
Selected Operating Data:
Number of stores open at end of period	31	36	46
Average square footage per store at end of period	26,811	28,659	30,009
Average sales per store open during the entire period(1)	$12,243,000	$13,754,000	$13,647,000
Sales growth	17%	26%	20%
Comparable stores sales growth(2)	16%	13%	(2)%
Gross profit margin	30.0%	31.4%	31.0%
	As of January 31, 2002
	Actual	As Adjusted(3)
Balance Sheet Data:
Working capital	$50,815	$89,471
Total assets	231,471	270,127
Long-term debt(4)	35,222	—
Capital lease obligations(5)	1,546	1,546
Stockholders' equity	121,851	195,729

(1)
Excludes direct sales from our specialty markets division and distribution center.

(2)
Comparable store sales are for stores open at least 13 months and exclude recently relocated and expanded stores for 13 months after their completion date as well as stores in markets where we have not achieved greater than 75% of our expected market presence.

(3)
Adjusted to reflect the sale of 2,750,000 shares of common stock by us in this offering at the offering price of $28.50 per share and after deducting the underwriting discount and estimated offering expenses, and the use of net proceeds from such sale as described under "Use of Proceeds."

(4)
We expect to have an outstanding balance under our revolving line of credit of approximately $55 million as of the closing of this offering.

(5)
Less current portions.

RISK FACTORS

Investment in our common stock involves a high degree of risk. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide to invest in shares of our common stock. If any of the following risks, or other risks not presently known to us or that we currently believe not to be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock would likely decline, and you may lose all or part of your investment.

Risk Factors Related to Our Business

Our Success Depends in Large Part on Our Ability to Open and Profitably Operate New Stores in Existing and New Geographic Markets

We plan to open 10 to 12 new stores in 2002 and to continue our expansion by opening approximately 10 to 12 new stores in 2003. We may not be able to open all of these stores, and any new stores that we open may not be profitable, either of which would have a material adverse impact on our financial results. We have not yet selected all sites for stores that we plan to open in 2003.

There are a number of factors that could affect our ability to open and operate new stores consistent with our business plan. These factors include, but are not limited to:

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  competition in our targeted markets;

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  the lack of consumer demand for our products at levels that can support acceptable profit margins;

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  the inability to identify and acquire suitable sites and to negotiate acceptable leases for such sites due to the large size of our stores or other factors;

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  difficulties associated with the hiring, training and retention of skilled personnel, including store managers;

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  problems in adapting our distribution and other operational and management systems to an expanded network of stores;

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  higher costs for print, radio and television advertising;

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  the availability of adequate financial resources;

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  the inability or unwillingness of vendors to supply product on a timely basis at competitive prices;

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  failure to open enough stores in new markets to achieve sufficient market presence; and

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  difficulty in obtaining governmental and other third-party consents, permits and licenses needed to operate additional sites.

These factors may also affect the ability of any newly opened stores to achieve sales and profitability levels comparable with our existing stores or to become profitable at all.

We May Not Be Able to Achieve and Manage Planned Expansion

We face many business risks associated with rapidly growing companies, including the risk that our existing management, information systems and financial controls will be inadequate to support our planned expansion. Our growth plans will require us to expend significant management time and effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing, warehousing and distribution systems and employee training programs. We cannot predict whether we will be able to effectively manage these increased demands or respond on a timely basis to the changing demands that our planned expansion will impose on our management, information systems and financial controls. If we fail to continue to improve our management, information systems and financial controls or encounter unexpected difficulties during expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

Furthermore, we may seek to acquire businesses that are complementary to ours. To do so successfully, we would need to identify suitable acquisition candidates, obtain financing on acceptable terms, and negotiate acceptable acquisition terms. Even if we are successful in completing acquisitions, they may have a material adverse effect on our operating results, particularly in the fiscal quarters immediately following the completion of an acquisition, while the acquired business is being integrated into our operations. We do not currently have any definitive agreements, arrangements or understandings regarding any particular acquisition.

We May Be Unable to Fund Our Significant Future Capital Needs, and We May Need Additional Funding Sooner than Anticipated

We will need substantial capital to finance our expansion plans, including funds for capital expenditures, preopening costs and potential initial operating losses related to new store openings. We may not be able to obtain additional financing on acceptable terms. If adequate funds are not available, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, operating results or cash flows.

We estimate that capital expenditures during fiscal 2003 will be approximately $40 million and that capital expenditures during future years may exceed this amount. Although we expect that the net proceeds of this offering, combined with funds available under our line of credit and cash flows from operations, will be sufficient to fund our capital requirements at least through fiscal 2005, this may not be the case. We may be required to seek additional capital earlier than anticipated if:

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  future actual cash flows from operations fail to meet our expectations;

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  costs and capital expenditures related to new store openings exceed anticipated amounts;

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  we are required to reduce prices to respond to competitive pressures; or

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  we secure a greater number of attractive development sites than currently anticipated.

A Decline in General Economic Conditions Could Lead to Reduced Consumer Demand for the Products We Sell

Consumer spending patterns, particularly discretionary spending for products such as consumer electronics, are affected by, among other things, prevailing economic conditions, wage rates, inflation, new housing starts, consumer confidence and consumer perception of economic conditions. General economic, political and market conditions, such as recessions, may adversely affect our business results and the market price of our common stock. The terrorist attacks on New York City and Washington, D.C. on September 11, 2001, had a negative effect on an already slowing economy and on consumer confidence. This adversely affected our business in the second half of fiscal 2002. There is no assurance that the economy or consumer confidence will improve or that these factors will not continue to have an adverse effect on our operating results and financial conditions.

We Face Significant Competition from National, Regional and Local Consumer Electronics Retailers

The retail consumer electronics industry is highly competitive. We currently compete against a diverse group of retailers, including several national retailers, such as Best Buy, Circuit City and Sears, and regional and local merchants, who sell, among other products, audio and video consumer electronics products similar and often identical to those we sell. Each of our stores competes directly with either a Best Buy or a Circuit City, and over three-quarters of our stores compete with both. We also compete in particular markets with a substantial number of retailers that specialize in one or more types of consumer electronics products that we sell. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs, initiate and sustain predatory price competition and better sustain economic downturns. In addition, appliance/electronic superstores, warehouse clubs, home improvement retailers and mass merchants selling consumer electronics, such as Wal-Mart, Sam's Club, Costco and Target, are continuing to expand their selection of consumer electronics products, and such expansion may increase price competition and reduce gross margins within our markets. We also compete with retailers of consumer electronics who market products through store catalogs and the Internet, which may increase price competition for certain of our products.

A number of different competitive factors could have a material adverse effect on our results of operations and financial condition, including:

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  expansion by existing competitors;

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  entry by new competitors into markets in which we are currently operating;

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  pricing strategies by competitors;

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  increased sales of, or marketing emphasis on, upscale or technologically advanced products by our competitors;

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  larger size and greater operational efficiencies of competitors; and

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  adoption by existing competitors of innovative store formats or improved retail sales methods.

If New Products are Not Introduced or Consumers Do Not Accept New Products, Our Sales May Decline

Our historical growth rate has been directly related to our ability to be a leader in sales of new technology products. We depend to a large extent on the periodic introduction and availability of new products and technologies. Many products that incorporate the newest technologies, such as DVD and HDTV, are subject to significant technological changes and pricing limitations, and are subject to the actions and cooperation of third parties such as television broadcasters and movie distributors, all of which could impact our ability to continue to deliver new consumer electronic technologies to our customers. The HDTV market, for example, could be adversely affected by a significant delay in the broadcast of HD signal. It is possible that products such as HDTV or other new products will never achieve widespread consumer acceptance. Significant deviation from the projected demand for products we sell may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory.

Any Failure of Our Information Technology Infrastructure Could Harm Our Business

The capacity, reliability and security of our information technology hardware and software infrastructure and our ability to expand and update this infrastructure in response to our growth and changing needs are important to the operation of our business. In connection with our growth, we are continually updating our information technology infrastructure. We are currently implementing Oracle's e-business suite of products to manage our administrative applications and Tomax's retail suite of applications to create a new infrastructure for managing our operations. This project is designed to upgrade the majority of our internal software systems, thereby increasing productivity and supporting the further expansion of our company. We expect to incur significant costs and expend significant management and other resources in implementing these programs. We are systematically implementing portions of our new management information system and expect to complete the process in the first half of 2003. Any failure to successfully integrate and operate this system could adversely impact our business.

Our Limited Geographical Dispersion May Reduce Our Ability to Manage Adverse Market Events

We currently operate 46 stores in 11 states in the Rocky Mountain, Midwest and Southwest regions of the United States. We are vulnerable to adverse market events in these locations including weather-related conditions, regional competition and unfavorable economic conditions.

A Disruption in Our Relationship with, or in the Operations of, any of Our Key Suppliers Could Cause Our Sales to Decline

The success of our business and growth strategy depends to a significant degree upon our suppliers, particularly our brand name suppliers of audio and video equipment such as Sony, Mitsubishi, Panasonic, JVC, Pioneer, Monster Cable and RCA. We rely on a number of suppliers for limited distribution upscale items. We also rely on our suppliers for cooperative advertising support. We do not have long-term supply agreements or exclusive arrangements with any vendors. We typically order our inventory through the issuance of individual purchase orders to vendors. In addition, we rely heavily on a relatively small number of suppliers. Our top 10 suppliers represented 75% of our purchases in fiscal 2002. The loss of any of these key vendors or the failure by us to establish and maintain relationships with these or other vendors could have a material adverse effect on our results of operations and financial condition. Our ability to successfully enter new markets depends to a significant extent on the willingness and the ability of our vendors to supply those additional stores. If vendors are unwilling or unable to supply some or all of their products to us at acceptable prices in one or more markets, our results of operations and financial condition could be adversely affected.

If We are Unable to Timely Respond to Changes in Consumer Demand and Preferences, We May Lose Customers and Our Sales May Decline

Our success depends on our ability to anticipate and respond in a timely manner to consumer demand and preferences for consumer electronics products and changes in such demand and preferences. Any sustained failure by us to identify and respond to changes in consumer demand and preferences would have a material adverse effect on our results of operations and financial condition.

Changes in Trade Regulations, Currency Fluctuations and Other Factors Beyond Our Control Could Impact Our Business

A significant portion of our inventory is manufactured overseas. Changes in trade regulations, currency fluctuations or other factors may increase the cost of items we purchase or create shortages of such items, which in turn could have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of such items in U.S. dollars may cause a significant reduction in retail price levels of those products, resulting in a material adverse effect on our sales, margins or competitive position.

Because of Our Small Store Base, Our Operating Results Could Be Materially Adversely Affected By the Negative Performance of a Small Number of Stores

We currently operate 46 stores, 10 of which we opened in 2001. Due to our small store base, poor operating results at one or more stores could materially adversely affect our business, financial condition, operating results or cash flows. Our operating results achieved to date may not be indicative of our future operating results with a larger number of stores.

If Our Warehouse and Distribution Center Were Destroyed or Severely Damaged, Our Results of Operations Would Be Negatively Impacted

We distribute most of our merchandise to our stores from a warehouse and distribution center located in Thornton, Colorado. If our warehouse and distribution center were destroyed or severely damaged, our results of operations would be negatively impacted.

The Loss of the Services of Our Chairman, Chief Executive Officer, President or Other Key Employees Could Jeopardize Our Ability to Maintain Our Competitive Position

We believe that our success depends on the continued service of our key executive management personnel. Loss of the services of William J. Pearse, our Chairman, J. Edward McEntire, our Chief Executive Officer, and David J. Workman, our President and Chief Operating Officer, or other key employees could jeopardize our ability to maintain our competitive position in the industry. We do not currently have employment agreements with any of our executives or key person life insurance for any of our officers or directors.

We Could Face Potential Labor Shortages

Our success depends in large part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including store managers, sales associates, installers and support personnel, necessary to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in certain areas. The inability to recruit and retain such individuals may delay the planned openings of new stores or result in high employee turnover in existing stores, which could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of qualified employees, which could result in higher labor costs.

We May Be Unable to Protect Our Intellectual Property Rights, Which Could Impair Our Name and Reputation

We believe that our success and ability to compete depends, in part, upon consumer identification of the Ultimate Electronics, SoundTrack, Audio King and Fast Trak trademarks. We intend to vigorously protect our trademarks against infringement or misappropriation by others. A third party could, however, misappropriate our intellectual property in the future. Furthermore, the enforcement of our proprietary rights through litigation could result in costs to us that could have a material adverse effect on our financial condition. In addition, though we do not believe that we infringe the proprietary rights of third parties, infringement claims may be asserted against us in the future. An adverse determination or the costs of defending litigation based on such a claim could have a material adverse effect on our business and financial condition.

Our Charter, Bylaws and Anti-Takeover Protections Could Delay or Prevent an Acquisition or Sale of Ultimate Electronics

Our corporate charter and bylaws, as well as certain provisions of the Delaware General Corporation Law, contain provisions that may deter, discourage or make more difficult a change in control, even if such a change in control would be in the interest of a significant number of our stockholders or if such change in control would provide such stockholders with a substantial premium for their shares over the then-prevailing market price for our common stock. In particular:

  •
  our charter authorizes the board of directors to issue one or more classes of preferred stock having such designations, rights and preferences as they determine, which issuances may have a material adverse effect on the rights of holders of common stock;

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  our stockholders have no right to take action by written consent;

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  our stockholders may not call special meetings of stockholders;

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  our charter and bylaws provide for the staggered election of directors to serve for three-year terms, subject to removal only for cause;

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  our bylaws contain advance notice provisions for presentation of new business and nominations of directors at meetings of stockholders; and

  •
  our bylaws may be amended only by the board of directors or by a majority vote of the shares represented and entitled to vote at an annual or special meeting of stockholders.

In addition, under the terms of our Stockholder Rights Plan, in general, if a person or group acquires more than 15% of the outstanding shares of common stock, all of our other stockholders would have the right to purchase securities from us at a discount to such securities' fair market value, thus causing substantial dilution to the holdings of that acquiring person or group. The Stockholder Rights Plan may inhibit a change in control and, therefore, could materially adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for our common stock in connection with such a transaction.

Risk Factors Related to Our Common Stock and this Offering

Because We Experience Seasonal Fluctuations in Our Sales, Our Quarterly Results Will Fluctuate and Our Annual Results Could Be Below Expectations, Which May Adversely Affect Our Common Stock Price

Seasonal consumer buying patterns affect our business. Our fourth fiscal quarter includes the holiday selling season and has historically contributed, and is expected to continue to contribute, a substantial portion of our sales, income from operations and net income for our entire fiscal year. The fourth quarter of fiscal 2002 contributed 37% of sales, 56% of income from operations and 57% of net income. As a result, any factors negatively affecting us during the fourth quarter of any year, including adverse weather or unfavorable economic conditions, would have a material adverse effect on our results of operations for the entire year. More generally, our quarterly results of operations and financial condition may fluctuate based upon such factors as:

  •
  comparable store sales and the success of new stores;

  •
  the timing of new store openings and store relocations;

  •
  the amount of store preopening expenses;

  •
  the amount of grand opening expenses incurred in new markets;

  •
  the impact of new stores on existing stores;

  •
  weather conditions in our markets;

  •
  the mix of consumer electronics products sold in our stores;

  •
  the availability of new products; and

  •
  actions by our competitors, including grand opening and store closing sales by competitors.

Fluctuations in our results of operation or financial condition may adversely affect our common stock price.

You Should Not Rely on Our Comparable Store Sales as an Indication of Our Future Results of Operations Because They Fluctuate Significantly and May Cause Our Stock Price to Fluctuate

A number of factors have historically affected, and will continue to affect, our comparable store sales results including among other factors:

  •
  changes in competition;

  •
  general regional and national economic conditions;

  •
  new product introductions;

  •
  consumer trends;

  •
  changes in our merchandise mix;

  •
  the impact of new stores on existing stores;

  •
  weather conditions in our markets;

  •
  timing of promotional events; and

  •
  our ability to execute our business strategy effectively.

We do not expect comparable store sales to increase at rates experienced in fiscal 2000 and 2001, and comparable store sales may be negative in the future. Our historical results have fluctuated significantly from quarter to quarter. For example, comparable store sales were up 10% during the last quarter of fiscal 2001, were flat during the first quarter of fiscal 2002, and were down 5% during the second quarter of fiscal 2002. Changes in our quarterly and annual comparable store sales results could cause the price of our common stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations."

Our Common Stock Price May Be Volatile, Which Could Result in Substantial Losses to Stockholders

Our common stock trading price has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to a variety of internal and external factors, some of which are beyond our control, including:

  •
  actual or anticipated variations in our quarterly operating results;

  •
  fluctuations in our comparable store sales;

  •
  announcements about new technologies or of new products or services;

  •
  changes in financial estimates or changes in recommendations by securities analysts;

  •
  additions or departures of key personnel;

  •
  changes in economic performance or market valuations of other consumer electronics retailers; and

  •
  announcements by other consumer electronics retailers.

Investors may not be able to resell our common stock at or above the public offering price as a result of a possible decline in price after this offering. The stock market has experienced significant price and volume fluctuations over the past several years, which have often been unrelated or disproportionate to the operating performance of particular companies. Broad market factors may have a material adverse effect on our stock price, regardless of our actual operating performance.

Our Management, Including a Principal Stockholder, Owns a Significant Portion of Our Common Stock and Will Be Able to Exercise Significant Influence Over Our Affairs

After this offering, William J. Pearse, our Chairman, will beneficially own approximately 12.8% of our outstanding common stock. In addition, our directors and executive officers as a group (including Mr. Pearse) will beneficially own approximately 15.7% of our common stock after this offering. As a result of this share ownership, our management, and in particular Mr. Pearse, will be able to exert significant influence on corporate actions requiring stockholder approval, including the election of directors. This share ownership could delay or prevent a change in control. It could also prevent our stockholders from realizing a premium over the market price for our common stock or making a change in management.

Future Sales of our Common Stock May Cause Our Stock Price to Decline

All of our outstanding shares of common stock, other than shares owned by affiliates, are freely tradeable without restriction or further registration. Affiliates must comply with the volume and other requirements of Rule 144 in the sale of their shares. Sales of substantial amounts of common stock by our stockholders, including shares issued upon the exercise of outstanding options, or even the potential for such sales, may have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

We May Issue Additional Shares and Dilute Your Ownership Percentage

Some events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute the ownership percentage of holders of our common stock. We may issue additional shares of common stock or shares of preferred stock to raise additional capital or finance acquisitions or upon the exercise or conversion of outstanding options. The rights of holders of common stock may be adversely affected by the rights of holders of any preferred stock that may be issued in the future that would be senior to the rights of the holders of the common stock.

USE OF PROCEEDS

The net proceeds we receive from the sale of 2,750,000 shares of common stock in this offering at the public offering price of $28.50 per share will be approximately $73.9 million, after deducting the underwriting discount and estimated offering expenses that we will pay. If the underwriters exercise their over-allotment option in full, the net proceeds we receive will be approximately $85.0 million.

We expect to use the net proceeds:

  •
  to repay approximately $55 million of existing indebtedness under our revolving line of credit;

  •
  to open new stores and to relocate or expand existing stores; and

  •
  to complete the implementation of our new management information system.

We will use the balance of the net proceeds for working capital and general corporate purposes, which may include capital expenditures for the acquisition of businesses that are complementary to ours. We are not currently discussing any such acquisitions and have no agreements or commitments to complete any such transactions.

Indebtedness under our revolving line of credit accrues interest based on a blend of LIBOR plus 1.75% to 2.25% and Wells Fargo Bank's prime rate minus 0.375%. The loan matures on September 30, 2004, but will be automatically renewed for successive one-year periods unless terminated by Wells Fargo or us. We incurred a substantial portion of the approximately $55 million of existing indebtedness in the last year to finance our expansion into Phoenix, Oklahoma City and St. Louis and approximately half the cost of the implementation of our new management information system. In order to finance our growth strategy, we will need to reborrow all or a portion of the revolving line of credit that is being paid down with the proceeds of this offering.

Prior to using the net proceeds remaining after the repayment of $55 million of existing indebtedness under our revolving credit facility, we plan to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

As a public company, we have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings for use in the operation and expansion of our business and therefore do not anticipate paying cash dividends in the foreseeable future. Our current revolving line of credit also restricts our ability to pay dividends.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq National Market under the symbol "ULTE". The following table shows, for the periods indicated, the high and low closing prices for our common stock as reported by Nasdaq.

	High	Low
Fiscal 2000
First Quarter	$14.00	$8.19
Second Quarter	20.13	12.94
Third Quarter	21.75	14.00
Fourth Quarter	26.25	16.50
Fiscal 2001
First Quarter	$29.63	$13.88
Second Quarter	29.13	19.31
Third Quarter	41.13	25.00
Fourth Quarter	41.25	20.31
Fiscal 2002
First Quarter	$30.50	$23.38
Second Quarter	33.05	20.66
Third Quarter	29.13	16.52
Fourth Quarter	31.57	18.45
Fiscal 2003
First Quarter	$29.85	$23.45

As of April 23, 2002, there were approximately 450 holders of record of our common stock. On April 30, 2002, the closing sale price of our common stock was $28.90.

CAPITALIZATION

The following table sets forth our capitalization and cash and cash equivalents as of January 31, 2002, (i) on an actual basis and (ii) as adjusted to reflect the application of the estimated net proceeds from the sale of the 2,750,000 shares of common stock offered by us pursuant to this prospectus at the public offering price of $28.50 per share. This table should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," "Selected Consolidated Financial Data" and our consolidated financial statements and notes included elsewhere in this prospectus.

	As of January 31, 2002
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$2,694	41,350

Debt:
Revolving line of credit(1)	$35,222	—
Capital lease obligations, including current portion	1,659	1,659

Total debt	36,881	1,659
Stockholders' equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; no shares issued and outstanding actual and as adjusted	—	—
Common stock, $.01 par value, 40,000,000 shares authorized; 11,241,686 shares outstanding actual and 13,991,686 shares outstanding as adjusted(2)	112	140
Additional paid-in capital	77,215	151,065
Retained earnings	44,524	44,524

Total stockholders' equity	121,851	195,729

Total capitalization	$158,732	$197,388

(1)
We expect to have an outstanding balance under our revolving line of credit of approximately $55 million as of the closing of this offering.

(2)
The number excludes shares of common stock related to options and our Employee Stock Purchase Plan as of April 23, 2002. The exclusions consist of (i) common stock issuable upon exercise of outstanding options to purchase up to 767,707 shares of common stock at a weighted average purchase price of $16.46 per share under our stock option plans, (ii) an additional 140,750 shares of common stock available for grant under our 2000 Equity Incentive Plan; and (iii) 535,099 shares of common stock available for issuance under our Employee Stock Purchase Plan.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share and selected operating data)

The following table contains our selected consolidated financial and operating data. Information for each fiscal year is derived from our historical audited financial statements. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes included elsewhere in this prospectus.

	Fiscal Year Ended January 31,
	1998(1)(2)	1999(1)	2000	2001	2002
Income Statement Data:
Sales	$298,231	$328,907	$384,983	$484,408	$580,223
Cost of goods sold	217,726	233,413	269,496	332,074	400,126

Gross profit	80,505	95,494	115,487	152,334	180,097
Selling, general and administrative expenses	77,599	88,104	99,922	128,414	160,495

Income from operations	2,906	7,390	15,565	23,920	19,602
Interest expense, net	3,985	3,957	2,087	144	321

Income (loss) before taxes and extraordinary item	(1,079)	3,433	13,478	23,776	19,281
Income tax expense (benefit)	(405)	1,273	5,051	8,915	7,328

Income (loss) before extraordinary item	(674)	2,160	8,427	14,861	11,953
Extraordinary loss on early extinguishment of debt, net of taxes	—	—	—	254	—

Net income (loss)	$(674)	$2,160	$8,427	$14,607	$11,953

Earnings (loss) per share before extraordinary item—basic	$(.09)	$.27	$.95	$1.38	$1.08
Earnings (loss) per share before extraordinary item—diluted	$(.09)	$.26	$.88	$1.30	$1.04
Earnings (loss) per share—basic	$(.09)	$.27	$.95	$1.35	$1.08
Earnings (loss) per share—diluted	$(.09)	$.26	$.88	$1.28	$1.04
Weighted average shares outstanding—basic	7,626	8,150	8,858	10,792	11,041
Weighted average shares outstanding—diluted	7,626	8,317	9,553	11,421	11,483
Selected Operating Data:
Number of stores open at end of period	30	30	31	36	46
Average square footage per store at end of period	25,625	25,625	26,811	28,659	30,009
Average sales per store open during the entire period(3)	$12,944,000	$10,419,000	$12,243,000	$13,754,000	$13,647,000
Sales growth	17%	10%	17%	26%	20%
Comparable store sales growth(4)	(6)%	2%	16%	13%	(2)%
Gross profit margin	27.0%	29.0%	30.0%	31.4%	31.0%
Balance Sheet Data:
Working capital	$4,334	$25,205	$50,926	$42,326	$50,815
Total assets	125,483	122,304	160,029	174,020	231,471
Long-term debt, net of current portions	13,642	26,518	11,718	—	35,222
Capital lease obligations, net of current portions	2,049	1,841	1,760	1,659	1,546
Stockholders' equity	41,325	43,528	88,872	105,970	121,851

(1)
All selected financial data for fiscal 1998 and 1999 has been restated to give retroactive effect for a change in accounting for extended warranty contracts. Effective as of the beginning of our fiscal quarter ended January 31, 2000, we changed our accounting policy with respect to the recognition of revenues from the sale of obligor contracts as a result of a November 1999 clarification made by the Securities and Exchange Commission related to the interpretation of FASB Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts." For contracts entered into prior to February 1, 2000, we recognize revenues over the term of the extended warranty contract. Previously, we recognized all extended warranty contract revenues on a gross basis at the time of sale.

(2)
On June 27, 1997, we completed a merger in which we acquired all of the outstanding shares of Audio King Corporation. The transaction was accounted for as a purchase, and as such, the results of operations since the acquisition date are included in the consolidated financial statements.

(3)
Excludes direct sales from our specialty markets division and distribution center.

(4)
Comparable store sales are for stores open at least 13 months and exclude recently relocated and expanded stores for 13 months after their completion date as well as stores in markets where we have not achieved greater than 75% of our expected market presence.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

We opened our first store in 1968. We grew to nine stores in Colorado by 1993 and then adopted an expansion strategy to enter new markets in the Rocky Mountain, Midwest and Southwest regions. By January 31, 1997, we had grown to 18 stores. In June 1997, we acquired Audio King Corporation, a consumer electronics specialty retailer with 11 retail stores in Minnesota, Iowa and South Dakota. We then opened one store in fiscal 1998, one store in fiscal 2000, five stores in fiscal 2001 and 10 stores in fiscal 2002. We currently operate 46 stores in 11 states.

We plan to open 10 to 12 stores in fiscal 2003. We have signed leases for 11 of these store locations, nine of which are in the Dallas/Fort Worth market and two of which are in the St. Louis market. We expect to open approximately 10 to 12 new stores in fiscal 2004.

Our investment cost for large format stores opened in the last two fiscal years has been approximately $3.3 million per store, including leasehold improvements, fixtures and equipment, inventory (net of payables) and preopening expenses. Our large format stores have typically been profitable on a store operating basis within their first 12 months of operation and, on average, return our investment in 30 months or less. The timing of our new store openings and relocations will significantly impact our results of operations and financial condition in future periods.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. We believe that, of the significant accounting policies described in Notes 1 and 2 to the consolidated financial statements, the following involve a higher degree of judgment and complexity, and are therefore considered critical.

Revenue Recognition

Revenue is recognized at the time the customer takes possession of the merchandise or such merchandise is delivered to the customer. Sales, which includes net warranty revenue, consists of gross sales less discounts, price guarantees, returns and allowances. We grant credit to customers through independent, third-party finance companies, who assume the credit risk for the collection of the related accounts receivable. During fiscal 2002, approximately 32% of our total sales were to customers who financed their purchases using our private label and manufacturer sponsored credit cards. When we offer interest-free promotions, we normally pay a fee at the time of the transaction. This fee averages between 3.0% and 4.0% of the amount financed by the customer.

We sell extended warranty contracts on behalf of a fully-insured unrelated party. The contracts extend beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between 12 and 60 months. The extended warranty contracts are administered by a third party and all performance obligations and risk of loss with respect to such contracts are the responsibility of such administrator and other parties. Effective February 1, 2000, we restructured our extended warranty master contract with the administrator. For extended warranty contracts entered into after February 1, 2000, we are a non-obligor, and therefore, we recognize commissions from the sale of these non-obligor contracts as revenues at the time of sale to customers. We are deemed to be the obligor under the extended warranty contracts entered into prior to February 1, 2000, and we recognize revenues over the term of these obligor contracts, generally 12 to 60 months. Revenues from extended warranty contracts entered into prior to February 1, 2000, will be amortized in decreasing amounts through fiscal 2005.

Advertising Costs and Cooperative Revenue

In accordance with AICPA Statement of Position 93-7, "Reporting on Advertising Costs," all advertising costs are deferred until the first time the advertising takes place. In addition, we accrue rebates based upon specified percentages of inventory purchases and record such amounts as a reduction of advertising expense. Certain rebates are based on projected volumes of purchases from related vendors, reflecting product demand in each of our markets. Although our projections have historically been representative of actual purchases, changes in market or economic conditions in specific markets where we operate could have a material impact on the realization of the recorded rebate receivables and reductions of advertising expense. We also deduct amounts for cooperative advertising directly from payment to manufacturers for inventory purchases based on individual agreements with our manufacturers. Net advertising expense charged to operations was $9.0 million, $6.4 million and $4.8 million for the years ended January 31, 2002, 2001 and 2000, respectively.

Inventories

We state merchandise inventories at the lower of cost (weighted average cost) or market. Significant management judgement is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand because a product may either be discontinued or become technologically outdated earlier than anticipated. Inventories are presented net of an allowance for obsolescence of $1.2 million and $951,000 at January 31, 2002 and 2001, respectively.

Results of Operations

The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to sales:

	Percentage of Sales for the Years Ended January 31,
	2000	2001	2002
Sales	100.0%	100.0%	100.0%
Cost of goods sold	70.0	68.6	69.0

Gross profit	30.0	31.4	31.0
Selling, general and administrative expenses	26.0	26.5	27.6

Income from operations	4.0	4.9	3.4
Interest expense, net	0.5	—	0.1

Income before taxes and extraordinary items	3.5	4.9	3.3
Income tax expense	1.3	1.8	1.2

Income before extraordinary item	2.2	3.1	2.1
Extraordinary loss on early extinguishment of debt, net of taxes	—	0.1	—

Net income	2.2%	3.0%	2.1%

Fiscal 2002 Compared to Fiscal 2001

Sales.    For the year ended January 31, 2002, sales were $580.2 million, a 20% increase from sales of $484.4 million for the prior year. The increase in sales during fiscal 2002 was primarily due to sales from the 10 new stores opened during the year. This increase was partially offset by a decrease in comparable store sales of 2% for the year due to a sluggish economy and weak consumer confidence. In the first three quarters of fiscal 2002, we experienced negative single digit comparable store sales, a trend that was further aggravated by the terrorists attacks on September 11, 2001. We generated a 2%

comparable store sales growth in the fourth quarter due to improved consumer confidence and increased demand for digital products.

Revenues from extended warranty contracts entered into prior to February 1, 2000, will be amortized in decreasing amounts through fiscal 2005.

Gross Profit.    Costs of goods sold includes merchandise costs, buying costs and warehousing and distribution costs less vendor purchase discounts and volume rebates. Gross profit in fiscal 2002 increased 18% to $180.1 million (31.0% of sales) from $152.3 million (31.4% of sales) in fiscal 2001. The decrease in gross profit as a percentage of sales was due to higher than expected inventory shrinkage in the fourth quarter, reduced amortization of warranties sold prior to February 1, 2000, and the continued shift in merchandise mix to lower margin categories. This decrease was partially offset by higher margins in most product categories.

Over the last three years, we have experienced a continued shift in our merchandise mix from higher margin products such as audio and mobile electronics to lower margin products such as television and DVD. For example, sales of audio products have decreased from 24% of total sales during fiscal 2000 to 20% of total sales in fiscal 2002, while sales of televisions have increased from 31% of total sales during fiscal 2000 to 38% of total sales in fiscal 2002. This shift in merchandise mix has negatively impacted our gross profit margins. At the same time, our gross margins in most product categories have increased, which has offset the decrease in our gross profit margins due to the shift in merchandise mix.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses include net advertising costs, occupancy costs, payroll, depreciation, computer costs and all other expenses necessary to operate our business. Selling, general and administrative expenses in fiscal 2002 increased 25% to $160.5 million (27.6% of sales) from $128.4 million (26.5% of sales) in fiscal 2001. The increase in selling, general and administrative expenses as a percentage of sales was primarily the result of increased occupancy costs for new stores, additions in personnel to facilitate our expansion, increased net advertising expenses incurred as we entered three new markets over the past two years and lower than planned comparable store sales growth for the year.

Income from Operations.    As a result of the foregoing, income from operations decreased 18% to $19.6 million (3.4% of sales) from $23.9 million (4.9% of sales) in fiscal 2001.

Interest Expense.    Net interest expense for fiscal 2002 increased to $321,000 from $144,000 in fiscal 2001. This increase was primarily due to higher average amounts outstanding under our revolving line of credit during fiscal 2002, partially offset by lower average interest rates during the year.

Income Taxes.    Our effective tax rate was 38.0% in fiscal 2002 compared to 37.5% in fiscal 2001 primarily due to the state tax impact of new markets.

Net Income.    Net income for fiscal 2002 was $12.0 million compared to $14.6 million for the prior year, for the reasons described above.

At an assumed effective tax rate of 38.5%, the net income from extended warranty contracts entered into prior to February 1, 2000, will be approximately $967,000 in fiscal 2003, $565,000 in fiscal 2004 and $229,000 in fiscal 2005.

Fiscal 2001 Compared to Fiscal 2000

Sales.    For the year ended January 31, 2001, sales were $484.4 million, a 26% increase from sales of $385.0 million for the prior year. The increase in sales during fiscal 2001 was due primarily to the five new stores opened during the year as well as the comparable store sales increase. Comparable store sales increased 13% for the year ended January 31, 2001 due to the introduction of new products such as DVD and HDTV, an increase in demand for digital products generally and a strong economy.

Gross Profit.    Gross profit in fiscal 2001 increased 32% to $152.3 million (31.4% of sales) from $115.5 million (30.0% of sales) in fiscal 2000. The improvement in gross profit was due primarily to increased sales of new digital technology products; margin improvements in almost every product category, partially offset by a lower mix of higher margin categories such as audio and mobile electronics; increased sales of high margin installation services; and amortization of warranty income in the amount of $5.7 million (1.2% of sales).

Selling, General and Administrative Expenses.    Selling, general and administrative expenses in fiscal 2001 increased 29% to $128.4 million (26.5% of sales) from $99.9 million (26.0% of sales) in fiscal 2000. The percentage increase in selling, general and administrative expenses was directly related to selling costs associated with amortization of warranty income (0.5% of sales).

Income From Operations.    As a result of the foregoing, income from operations increased 54% to $23.9 million (4.9% of sales) from $15.6 million (4.0% of sales) in fiscal 2000.

Interest Expense.    Interest expense for fiscal 2001 decreased to $144,000 from $2.1 million in fiscal 2000. This decrease was primarily due to our redemption of our outstanding bonds in March 2000 (see "Liquidity and Capital Resources") along with lower average amounts outstanding under our revolving line of credit.

Income Taxes.    Our effective tax rate of 37.5% in fiscal 2001 was the same as the prior year.

Net Income.    Net income for fiscal 2001 was $14.6 million compared to $8.4 million for the prior year, for the reasons described above.

Quarterly Results of Operations

The following table shows certain financial and operating data for each of the most recent eight quarters. The quarterly information is unaudited but has been prepared on the same basis as our audited financial statements included elsewhere in the prospectus. In the view of management, this unaudited data includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements. The results of operations for any quarter are not necessarily indicative of the results for any future period.

	Three Months Ended
	April 30,	July 31,	October 31,	January 31,
	(in thousands, except per share and operating data)
Fiscal 2002
Sales	$115,132	$117,607	$132,803	$214,681
Gross profit	35,570	38,449	42,238	63,840
Preopening expenses	172	911	1,243	1,043
Income from operations	2,842	2,932	2,795	11,033
Net income	1,698	1,798	1,680	6,777
Earnings per share—basic	.16	.16	.15	.61
Earnings per share—diluted	.15	.16	.15	.59
New stores opened	1	3	1	5
Comparable store sales	0%	(5)%	(6)%	2%
Fiscal 2001
Sales	$95,006	$101,978	$117,207	$170,217
Gross profit	29,721	33,049	37,734	51,830
Preopening expenses	199	727	412	519
Income from operations	2,900	3,608	5,449	11,963
Net income	1,554	2,256	3,387	7,410
Earnings per share—basic	.15	.21	.31	.68
Earnings per share—diluted	.14	.20	.30	.65
New stores opened	—	2	—	3
Comparable store sales	18%	15%	12%	10%

Operating results are dependent upon a number of factors, including discretionary consumer spending, which is affected by local, regional and national economic conditions affecting disposable consumer income, such as employment, business conditions, interest rates and taxation. Our quarterly results of operations may fluctuate significantly as a result of a number of factors, including:

  •
  comparable store sales and the success of new stores;
  •
  the timing of new store openings and store relocations;
  •
  the amount of store preopening expenses;
  •
  the amount of grand opening expenses incurred in new markets;
  •
  weather conditions in our markets;
  •
  the mix of consumer electronics products sold in our stores;
  •
  the availability of new products; and
  •
  actions by our competitors, including grand opening and store closing sales by competitors.

As we have opened additional stores within markets we already serve, sales at existing stores have been adversely affected. Such adverse effects may occur in the future.

In the past, we have experienced significant variability in preopening costs from quarter to quarter. These fluctuations are primarily a function of the timing of new store openings. We typically incur the most significant portion of preopening costs associated with a given store in the three months prior to its opening.

Our business is affected by seasonal consumer buying patterns. As is the case with many other retailers, our sales and profits have been greatest in the fourth quarter (which includes the holiday selling season). Due to the importance of the holiday selling season, any factors negatively impacting the holiday selling season could have a material adverse impact on our financial condition and results of operations.

Liquidity and Capital Resources

Historically, our primary sources of liquidity for funding our expansion have been net cash from operations, revolving credit lines, term debt and issuances of common stock. Our primary cash requirements are related to expenditures for new store openings and the relocation or remodeling of existing store locations. These expenditures include leasehold improvements, fixtures and equipment, preopening expenses, additional inventory requirements and selling, general and administrative expenses.

Net cash provided by operating activities equaled $15.3 million for fiscal 2002 compared to net cash provided by operating activities of $1.0 million for fiscal 2001. The increase in cash provided by operating activities over the past year was primarily the result of higher accounts payable balances in fiscal 2002.

Net cash used in investing activities was $47.3 million for fiscal 2002, primarily related to capital expenditures for new store openings, the installation of warehouse management software, the reconfiguration and expansion of our warehouse and distribution center and implementation of our new management information system. In February 2001, we completed a sale and leaseback transaction with a related party for our store in Colorado Springs, Colorado. See "Certain Relationships and Related Transactions." In October 2001, we increased the size of our main warehouse and distribution center in Thornton, Colorado by 50,000 square feet. For fiscal 2001, net cash used in investing activities was $13.1 million. We incurred capital expenditures of $25.1 million during fiscal 2001, primarily for new store openings and the relocation and expansion of an existing store, which was partially offset by receipt of $12.0 million in proceeds from the sale of an investment available for sale acquired with the proceeds from our public offering in fiscal 2000.

We expect capital expenditures of approximately $40 million in fiscal 2003, primarily for new store openings, a remodel of our Fort Collins, Colorado store and implementation of our new management information system. We have signed leases for 11 new store locations. The cost of new stores is anticipated to average approximately $3.3 million per store during fiscal 2003, which amount includes leasehold improvements, fixtures and equipment, inventory (net of payables) and preopening expenses. Leasehold improvements, fixtures and equipment are expected to average approximately $2.2 million per store, depending on tenant allowances. The inventory requirement for each new store is expected to average approximately $1.5 million, approximately $750,000 of which will be financed through trade credits from our vendors. Preopening expenses for new stores are expected to average approximately $350,000, and include costs for advertising prior to opening and recruitment and training of new employees. If we relocate existing stores, preopening costs are expected to average $150,000 and will be higher if we are required to terminate existing store leases prior to their maturity. We anticipate capital expenditures of approximately $6 million to complete the implementation of our new management information system.

Net cash provided by financing activities totaled $31.7 million during fiscal 2002 compared to net cash used in financing activities of $2.3 million during fiscal 2001. Net cash provided by financing activities for fiscal 2002 related primarily to net borrowings under our revolving line of credit. Net cash used in financing activities for the prior year was primarily the result of repayment, in full, of our 10.25% bonds on March 31, 2000, partially offset by borrowings under our revolving line of credit.

On September 30, 1998, we executed a three-year $40 million credit agreement, as amended, with Foothill Capital Corporation, a wholly owned subsidiary of Wells Fargo Bank. Borrowings under this revolving line of credit were limited to the lesser of $40 million or 80% of eligible inventory and a portion of accounts receivable. This credit agreement was replaced on September 28, 2001 when we entered into a three-year $50 million credit agreement with Wells Fargo Finance, LLC. On December 12, 2001, we amended the agreement to increase the credit limit to $80 million. Borrowings under this revolving line of credit are limited to the lesser of (i) $80 million and (ii) 75% of eligible inventory plus the lesser of 75% of eligible accounts receivable and $2.5 million. Amounts borrowed bear interest, payable monthly, based on a blend of (i) LIBOR plus 1.75% to 2.25% and (ii) Wells Fargo Bank's prime rate minus 0.375%. Our weighted average interest rate was 4.1% at January 31, 2002. Inventories, bank accounts, accounts receivable, equipment, intangibles, negotiable instruments, investment property, intellectual property and equity interests in our subsidiaries secure the borrowings. The facility includes negative covenants that place restrictions on our ability to incur indebtedness, create liens, enter into mergers and consolidations, pay dividends, repurchase our capital stock, issue guarantees, sell or otherwise dispose of assets and engage in transactions with affiliates without the written consent of the bank. The facility also contains covenants regarding our gross margins, inventory levels, tangible net worth and capital expenditures. Effective December 31, 2001, we amended the agreement with respect to the capital expenditures covenant. We are in compliance with all loan covenants. As of January 31, 2002, we had a borrowing base of $75 million, of which $35.2 million was outstanding.

We believe that our cash flow from operations and borrowings under our revolving line of credit will be sufficient to fund our operations, debt repayment and expansion through fiscal 2003. We believe the proceeds from this offering, together with our cash flow from operations and borrowings under our revolving line of credit, will be sufficient to fund our operations, debt repayment and expansion through fiscal 2005. To fund our capital requirements beyond that time, we may be required to seek additional financing, which could include an increase in our revolving line of credit or additional debt or equity financings. We may also remortgage our Thornton facility. We may not be able to obtain such funds on favorable terms, if at all.

The following table reflects our contractual obligations and other commercial commitments as of January 31, 2002:

Contractual Obligations

	Payments Due by Period
	Less than 1 year	Years 2 & 3	Years 4 & 5	Over 5 years	Total
	(in thousands)
Capital lease obligations	$341	$699	$442	$1,833	$3,315
Operating leases	16,293	32,371	29,721	129,578	207,963
Purchase commitments	3,600	—	—	—	3,600
Construction commitments	2,500	—	—	—	2,500

	$22,734	$33,070	$30,163	$131,411	$217,378

Other Commercial Commitments

	Amount of Commitment Expiration by Period
	Less than 1 year	Years 2 & 3	Years 4 & 5	Over 5 years	Total
	(in thousands)
Revolving line of credit(1)	—	$35,222	—	—	$35,222

	—	$35,222	—	—	$35,222

(1)
The principal balance outstanding under our revolving line of credit was $35.2 million as of January 31, 2002. All amounts outstanding under our revolving line or credit will need to be repaid on September 30, 2004, unless our line of credit is renewed.

Impact of Inflation

We believe that inflation has not had a significant effect on results of operations during the last few years. We cannot predict whether inflation will have an impact on our results of operations in the future.

Recently Issued Accounting Standards

Accounting for Derivative Instruments and Hedging Activities (SFAS 133)

In June 1998, the Financial Accounting and Standards Board issued Statement 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS 138, which was adopted by us on February 1, 2001. SFAS 133 requires that all derivatives be recorded on the balance sheet at fair value. Changes in derivatives that are not hedges are adjusted to fair value through income. Changes in derivatives that meet SFAS 133 hedge criteria are either offset through income or recognized in other comprehensive income until the hedged item is recognized in earnings. Our adoption of SFAS 133 had no effect on our financial condition, results of operations, or cash flows because we do not own any derivative instruments.

Business Combinations (SFAS 141) and Goodwill and Other Intangible Assets (SFAS 142)

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires companies to reflect intangible assets apart from goodwill and requires all business combinations subsequent to July 1, 2001 to be accounted for using the purchase method of accounting. SFAS 142 eliminates amortization of goodwill and indefinite lived intangible assets and requires us to perform an annual impairment test on all goodwill and indefinite lived intangible assets. We adopted these statements on February 1, 2002. Goodwill amortization expense was $275,000, $275,000 and $276,000 during fiscal years 2002, 2001 and 2000, respectively.

Qualitative and Quantitative Disclosures about Market Risk

The following discusses our exposure to market risks related to changes in interest rates and other general market risks. All of our investment and financing decisions are supervised or managed by our executive officers.

Cash and Cash Equivalents.    As of January 31, 2002, we had $2.7 million in non-restricted cash and cash equivalents held in various non-interest bearing accounts. We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Outstanding Debt of the Company.    We are exposed to market risk due to changes in U.S. interest rates. We do not engage in financial transactions for trading or speculative purposes. We had an $80 million revolving line of credit on January 31, 2002. Amounts borrowed under the $80 million revolving line of credit bear interest based on a blend of (i) LIBOR plus 1.75% to 2.25% and (ii) Wells Fargo Bank's prime rate minus 0.375%. The principal balance under our revolving line of credit was $35.2 million as of January 31, 2002. An increase in the interest rate on our revolving line of credit of 44 basis points (a 10% change from the bank's reference rate as of January 31, 2002) would have no material effect on our operating results. We have not hedged against interest rate changes.

All of our merchandise inventory purchases are domestically sourced and denominated in U.S. dollars.

BUSINESS

Overview

Ultimate Electronics is a leading specialty retailer of consumer electronics and home entertainment products in the Rocky Mountain, Midwest and Southwest regions of the United States. We focus on mid- to high-end audio, video, television and mobile electronics products sold by a highly trained, knowledgeable, commissioned sales force. We offer over 4,000 SKU's at a wide range of price points representing approximately 150 brands, including a broad presentation of the most popular names and a large selection of limited-distribution, upscale brands and lines. We emphasize products with the latest technology by dedicating significant resources to their promotion, advertising, merchandising and related product training. We believe our commitment to technologically advanced products, combined with our highly trained sales force, allows us to capitalize on the growing demand for consumer electronics products, which is being driven by digital technologies.

We showcase our consumer electronics products in an upscale, demonstration-oriented store format (generally between 30,000 and 34,000 square feet), which enables customers to sample and compare features and functions of the many products we offer. We also provide a complete menu of value-added services, including home installation by our own technicians. We believe our differentiating characteristics, together with our parity pricing strategy and satisfaction guarantees, often make us the preferred retailer for consumer electronics.

We operate 46 stores in Arizona, Colorado, Idaho, Iowa, Minnesota, Missouri, Nevada, New Mexico, Oklahoma, South Dakota and Utah. We opened 10 stores in 2001 and plan to continue our store expansion program by opening 10 to 12 new stores during each of 2002 and 2003.

The Consumer Electronics Industry

The consumer electronics industry includes television, audio, video, mobile electronics, home information (including computers and related products) and gaming products. According to the Consumer Electronics Association (CEA), total industry manufacturer sales (domestic and imports to the United States) of consumer electronics products were estimated to be $93.2 billion in 2001 and are projected to exceed $112.4 billion by 2005. Recently, industry growth has been fueled by the introduction of products that incorporate digital technology such as DVD players, digital camcorders and cameras, and digital televisions. Digital products offer significant advantages over their analog counterparts, such as clarity and quality of video and audio, durability of recording and compatibility with computers. We believe the advantages of digital technology will continue to drive growth in consumer electronics, as consumers replace their analog-based products with digital products. Among the digital product developments that we believe support this growth are the following:

  •
  Digital Versatile Disc (DVD). According to the CEA, the DVD player has become the fastest growing consumer electronics product in history. First introduced in March 1997, DVD players are currently in 25% of U.S. homes and are projected to be in approximately 70% of U.S. homes by 2005. Sales of DVD players are expected to grow from 13 million units in 2001 to more than 16 million units in 2002. Included in these unit growth numbers are new technologies such as recordable DVD and high-definition DVD. We believe these new technologies should support a higher average selling price than the playback-only devices that currently represent most DVD sales.

  •
  Digital Television (DTV and HDTV). The Federal Communication Commission has set a target of 2006 for all commercial television stations to transition from broadcasting analog signals to digital signals. In order to display a digital transmission, consumers will need either a digital television or a set-top box converter capable of converting the digital broadcast for viewing on an analog television set. According to the CEA, digital television and displays sales are expected to grow to an estimated 10.5 million units in 2006 from 121,000 units in 1999 and 1.4 million units in 2001. We believe the introduction of high clarity, digital flat panel televisions, in both liquid crystal display (LCD) and plasma formats, has increased the quality and sophistication of these entertainment products and will be a key driver of industry growth.

  •
  Digital Radio. The conversion to digital radio is taking place through two independent platforms: satellite and terrestrial. Digital satellite radio uses a new satellite platform for radio broadcasts and is currently being provided by Sirius Satellite Radio and XM Satellite Radio. The well-established terrestrial AM/FM radio stations are expected to begin upgrading to digital audio radio in late 2002 or early 2003, using technologies developed by companies such as iBiguity Digital. We believe these new technologies represent significant sales potential for us, as consumers convert their existing receivers from analog to digital radio. Digital satellite radio is in its first year of sales, and sales of digital audio radio are anticipated to begin in late 2002 or early 2003. According to Polk Verity and Stratford IBO, independent research firms, cumulative sales for digital radio (both retail and original equipment manufacturers) are estimated to reach approximately 80 million units by 2007.

  •
  Home Networking. Home networking devices combine the interface and operability of all electronic devices in the home by connecting to a variety of content sources, such as cable systems, satellite, telephone and the Internet. We believe home networking devices will continue to become more standardized, easier to use and more broadly distributed. We expect sales of home networking devices to grow significantly over the next five years.

Given the rapid introduction of new technologies and the transition from analog to digital products, we believe that consumers will continue to seek specialty retailers who can provide both depth and breadth of product selection, as well as sales personnel trained to communicate and demonstrate the features and benefits of technologically-advanced products. We believe specialty retailers who can assist consumers with all aspects of their consumer electronic needs will be well positioned to take advantage of the growth in the consumer electronics industry.

Business Strategy

Our objective is to enhance our position as a leading specialty retailer of consumer electronics and home entertainment products. Key elements of this strategy include:

Offering an Extensive Selection of Products at a Wide Range of Price Points, with the Focus on Mid- to High-End Audio and Video Products.    Our broad merchandise mix of widely distributed brands includes a significant variety of high-end SKU's that are not generally available at our major competitors. In addition, a significant portion of the approximately 150 brands that we offer are mid- to high-end names, such as Boston Acoustics, Denon, Krell, Martin Logan, Mitsubishi and Sony ES, and have limited distribution through select retailers. We believe that customers make better informed buying decisions when they are presented with a broad selection of competitively priced products and are educated at our stores about the features and benefits of the products. Through our Simple Solution program, we highlight our broad selection to our customers and simplify the purchase decision for them by offering complete system packages. In addition, our parity pricing strategy and satisfaction guarantees are designed to remove pricing and other concerns from the purchase decision and allow the customer and the sales staff to focus on product features, quality and our unique menu of services.

Being a Leader in Offering the Best Selection of New Technology.    We are recognized by consumers and vendors as a leader in presenting the best selection of the latest technology. We devote significant resources to marketing and substantial floor space to displaying new technologies to achieve increased market share of the newest and most sought after consumer electronics products. For example, we sold the first HDTV for residential use in the United States in July 1998, and we are currently taking a leadership position in marketing and displaying LCD and plasma televisions. We believe that showcasing the latest technology differentiates us from less specialized competitors and stimulates the sales of other products and services. We provide our sales associates with specialized training so that they can present the advantages of new technology to our customers. We also frequently hold special events at our stores to introduce and promote new products.

Training and Developing a Premier Sales and Installation Team.    We conduct an extensive ongoing training program designed to ensure that our sales associates are equipped with the most up-to-date sales techniques and product knowledge. We believe that the quality and knowledge of our sales associates and installation technicians is critical to our success and represents a significant competitive advantage. We also believe that our ongoing, specialized training creates a superior customer experience that stimulates sales of our products.

Providing "Red Carpet" Customer Service.    We support our product sales by providing many important customer services, including home delivery and set-up, home theater and audio design and installation, home satellite installation, mobile electronics installation and regional service centers that offer in-home and carry-in repair services. We also provide in-store product instruction and, upon request, will provide follow-up instruction at a customer's home. In addition, we offer a 30-day money-back satisfaction guarantee on most products and an in-stock guarantee on advertised products.

Providing an Upscale, Demonstration-Oriented Store Format.    We have developed an upscale, demonstration-oriented store format that showcases our merchandise and encourages customers to fully experience our products. We believe that this format assists our customers in understanding the benefits of upscale products and new technologies. Our stores have acoustically designed home audio and car stereo demonstration rooms, fully furnished home theater rooms and automobiles equipped with the latest in car stereo and car security products. Carpeted and hardwood floors, soft lighting and high quality merchandise fixtures further enhance the appeal of our stores.

Growth Strategy

In addition to our business strategy that is focused on generating comparable store sales increases, we intend to grow our business by opening additional stores in existing markets, entering new markets that meet our criteria and relocating or expanding existing stores to enhance sales and profitability.

Capturing Large Market Opportunity in Consumer Electronics.    We have identified a national opportunity of more than 250 potential sites in new and existing markets that meet our criteria for potential store development. We have a proven ability to open new stores in our existing markets as well as to successfully enter new markets with the simultaneous opening of multiple stores. We believe that we are well positioned to execute a disciplined growth strategy over the next several years. We also believe that we have the necessary distribution and management information systems, as well as management experience and depth, to support our targeted expansion plans. Our store development strategy is predicated on a detailed market analysis that includes a comparison of the demographics of our existing customers with the demographics of the target market and a review of competitors' positions in the market and economic data. Based on this market analysis, we believe that there are significant opportunities for new store growth both in new and existing markets.

Opening Stores in New Markets.    During 2000 and 2001, we entered three new markets. During 2000 and 2001, we entered the Phoenix metropolitan area with eight stores. During 2001, we entered the Oklahoma City market with two stores and the St. Louis market with four stores. Stores in these markets have performed well and have further confirmed the portability of our concept outside of our historical core markets. We plan to open two additional stores in the St. Louis market during 2002. We also plan on expanding into the Dallas/Fort Worth market, with eight to 10 stores scheduled for opening in 2002. We intend to continue to expand into select metropolitan areas in the Midwest and Southwest regions.

Expanding Our Presence in Existing Markets.    We believe that there are opportunities to increase our presence in a number of our existing markets, either through opening new stores or through relocating or expanding existing stores. We periodically analyze the competitor, demographic and economic data in our existing markets in order to take advantage of additional growth opportunities. We intend to open or relocate new stores within existing markets in order to increase market share and leverage our advertising, distribution and other fixed expenses to create operating efficiencies. Since 1994, we have successfully relocated and expanded eight smaller stores to conform to the size and format of our current prototype. We anticipate relocating or expanding many of our 14 smaller stores in the future, particularly the older stores in the Minneapolis/St. Paul market.

Store Operations

Stores.    We operate 46 stores, including 11 stores in Colorado under the trade name SoundTrack, 27 stores in Arizona, Idaho, Iowa, Missouri, Nevada, New Mexico, Oklahoma, South Dakota and Utah under the trade name Ultimate Electronics and eight stores in Minnesota under the trade name Audio King. Of these 46 stores, 32 are large format stores and the balance are smaller stores.

While our 32 larger stores vary in size from 30,000 to 52,000 square feet, our current prototype large format store generally ranges from 30,000 to 34,000 square feet, with approximately 55% to 60% of the square footage devoted to selling space. The remaining space is dedicated to a car audio installation facility, a store warehouse, general office space and, in selected stores, a service facility and extra space for deliverable products such as big screen televisions. These large format stores feature an extensive selection of over 4,000 SKU's with products in the following categories:

•	conventional and projection	•	camcorders	•	car security
	televisions	•	video game hardware and	•	mobile video systems
•	HDTVs and DTVs		software	•	wireless communications
•	home theater systems	•	home audio	•	home office/computer
•	direct broadcast satellite	•	portable audio	•	home theater furniture
•	VCR	•	car stereo	•	audio and video accessories
•	DVD	•	blank media	•	home networking devices
•	digital cameras

Our large format stores emphasize mid- to high-end products and feature multiple home audio and car demonstration rooms, multiple home theater settings, extensive portable electronics displays and an area displaying over 50 projection televisions. Each of these stores has displays designed to provide the customer with a full spectrum of our products upon entering the store, including the best selection of the latest technology such as LCD and plasma televisions. At these locations, we offer home installation of audio, video and satellite products, a customized car on our showroom floor to demonstrate our expertise in upscale car audio and installation and a separate demonstration area that features the latest in mobile video.

Our 14 smaller stores average approximately 18,000 square feet, with approximately 60% to 65% of the square footage devoted to selling space. In certain smaller markets, we may open stores as small as 20,000 square feet. These stores generally contain the same products and services available at our large format stores except that they typically contain fewer large screen televisions and fewer demonstration rooms for home and mobile electronics. We may relocate or expand a number of our existing smaller stores as opportunities become available.

Site Selection.    We typically locate our prototype stores in power centers or freestanding locations near shopping malls and other major retail shopping areas. We select locations for future stores based on our evaluation of individual site economics, market conditions and our customer demographics. With the help of an independent site selection consultant, we evaluate a number of criteria, including the following:

  •
  sales volume potential;

  •
  distance from our current distribution center;

  •
  existing and potential competition in the market, including their size, strength and merchandising philosophy;

  •
  marketing and advertising costs; and

  •
  size, demographic makeup and growth potential of the market.

In choosing specific sites in a new or existing market, we apply site selection criteria taking into account numerous factors, including the following:

  •
  store locations of our competition;

  •
  local demographics;

  •
  proximity to our existing or proposed store locations;

  •
  real estate occupancy expenses and tenant build-out costs;

  •
  store visibility;

  •
  traffic patterns; and

  •
  overall retail activity.

Store Economics.    We believe that we benefit from attractive store level economics. Our average investment for the 15 large format stores we opened in the past two years was approximately $3.3 million including leasehold improvements, fixtures and equipment, inventory (net of payables) and preopening expenses. Our large format stores have typically been profitable on a store operating basis within their first 12 months of operation and, on average, return our investment in 30 months or less.

The cost of our new large format stores is anticipated to average approximately $3.3 million per store, which includes leasehold improvements, fixtures and equipment, inventory (net of payables) and preopening expenses. Leasehold improvements, fixtures and equipment are expected to average approximately $2.2 million per store, depending on tenant allowances. Preopening expenses for these stores are expected to average approximately $350,000, and include costs for advertising prior to opening and recruitment and training of new employees. The inventory requirement for our new stores is expected to average approximately $1.5 million, of which $750,000 is typically financed through trade credits from our vendors. For relocations of existing stores, preopening costs are expected to average approximately $150,000 and will be higher if we terminate existing store leases prior to their maturity.

Training.    We provide new sales associates with a minimum of three weeks of intensive classroom training. Our sales associates also receive additional weekly training at the store, weekly self-study programs and testing. Our training program begins with an orientation by one or more of our executive officers and continues with instruction in areas such as technical knowledge by product category, selling techniques and our policies and procedures. We provide ongoing sales and product training through a customized series of DVD based training videos. We test our associates' retention upon completion of each video. In addition, we conduct role playing exercises to allow sales associates to practice new selling techniques and their product knowledge prior to customer contact. We have similar programs for our installation, delivery and support staff.

Store Management and Personnel.    An average large format store is generally staffed with a store manager, two sales managers (one for home electronics and one for mobile electronics), 30 to 35 sales associates, an installation supervisor, six to eight installers, an operations manager and eight support personnel, including four warehouse employees and four customer service representatives. All of our store managers have been promoted from within the company. Our store managers have an average tenure with us of over seven years, including over three years as a store manager. The staffing of our smaller stores generally follows the same format as our larger stores but with fewer employees in each area and no operations manager.

Store Personnel Compensation.    Our compensation plan is designed to incentivize our sales associates to sell more than one product to a customer. Our sales associates are compensated based on a flexible incentive pay plan with commissions determined on the basis of sales, gross margins and attachment selling. Installers are also paid on a commission basis. Store managers receive a base salary, monthly and annual bonuses and opportunities for commissions. Sales managers similarly receive a small base salary, bonuses and earned commissions. Bonuses are calculated on a store-by-store basis. Our support staff is typically paid an hourly wage plus bonuses and may also earn commissions. We provide opportunities for advancement through participation in Ultimate University, an in-depth training program designed to prepare selected candidates for future management positions.

Services.    We support our product sales by providing many important customer services, including the following:

•	in-store product instruction	•	home networking	•	mobile electronics
•	home delivery and set-up		installation		installation
•	multi-room audio and video	•	home theater design	•	regional service centers
	installation		and installation	•	home security installation
•	home satellite installation	•	home instruction upon
request

We provide our customers with expedited service through our Fast Trak service program. Virtually all merchandise purchased from us may be taken to any of our stores for repair, whether or not the product is currently under the manufacturer's warranty or an extended warranty contract. Our large service facilities, located in metropolitan Denver and Minneapolis, provide backup for our regional service centers. In order to provide maximum service to our customers, we have regional service centers in: Albuquerque, New Mexico; Boise, Idaho; Denver, Colorado; Des Moines, Iowa; Las Vegas, Nevada; Minneapolis, Minnesota; Phoenix, Arizona; Salt Lake City, Utah; St. Louis, Missouri; and Tulsa, Oklahoma. We employ approximately 180 employees in connection with our service business. Each service department is staffed with product specialists capable of making complex repairs. In addition, we operate a fleet of approximately 240 customer service vehicles to provide in-home repair and delivery, installation and setup of home satellites, home theater components and televisions.

We offer private label and manufacturer sponsored credit cards, which are financed, operated and serviced by third party finance companies on a non-recourse basis. We have entered into agreements with finance companies whereby they retain all credit risk associated with these credit cards. These arrangements permit us to provide our customers with financing promotions, including interest-free financing and deferred payments, without using our working capital. During fiscal 2002, approximately 32% of our total sales were to customers who financed their purchases using our private label or manufacturer sponsored credit cards.

Merchandising and Inventory

Products.    We offer our customers a comprehensive selection of high quality, brand name televisions, audio, video, mobile electronics and home office products. We emphasize depth of product selection within key product categories as follows:

Category	Products	Selected Brands
Television/DBS	Conventional televisions, projection televisions, plasma televisions, LCD televisions and digital satellite systems	DirecTV, GE, Hitachi, JVC, Mitsubishi, Monster Cable, Panasonic, Pioneer, Pioneer Elite, RCA, Samsung, Sharp, Sony, Sony XBR and Sylvania
Audio	Audio components, compact disc players, speakers and portable electronics	Aiwa, Bose, Boston Acoustics, Definitive Technology, Denon, Infinity, JVC, Kenwood, Klipsch, Krell, Martin Logan, Monster Cable, Panasonic, Pioneer, Pioneer Elite, Sunfire, Sony, Sony ES and Yamaha
Video/DVD	VCRs, camcorders, digital cameras, DVD players, personal video recorders and editing equipment.	Canon, Denon, Go Video, JVC, Mitsubishi, Monster Cable, Olympus, Panasonic, Phillips, Pioneer, Samsung, Sony, Sylvania, and Yamaha
Mobile Electronics	Car stereo components, car stereo speakers, mobile video, wireless communications, satellite radio and mobile phones
Alpine, AudioVox, Boston Acoustics, Cobra, Clifford, ESCORT, Infinity, JVC, Kenwood, Monster Cable, Motorola, Nokia, Panasonic, Pioneer, Python, Rockford Fosgate, Samsung, Sirius Satellite Radio, Sony, XM Satellite Radio and XTANT
Home Office	Computers, computer peripherals, fax machines, personal digital assistants and telephones	Canon, General Electric, Monster Cable, Palm, Panasonic, Sony and Vtech
Other	Audio and video furniture, gaming, blank tapes, batteries, extended warranty contracts and product repair, delivery and installation services	Bell'O International, Boltz, Bush, Furniture Works, Laurier, Omnimount, Panasonic, Sanus, Sony, TDK, Techcraft, Wambold and Warrantech

We offer customers a wide range of price points within each product category, with the greatest depth in mid- to high-end products. Within our product categories, we carry and actively promote new models as they become available. We do not carry home appliances or music, video or computer software.

We assist our customers in making larger and more complex consumer electronics purchases with our Simple Solution program. Our Simple Solution program provides customers with complete packages that make home theater, car audio and computer purchase decisions simpler. This program also offers the consumer an excellent value when compared with purchasing the same components separately. Our Simple Solution product packages generally range across several price points in each product category. We negotiate special purchases from manufacturers for our Simple Solution program to provide lower prices to our customers while achieving attractive gross margins on the products.

The following table shows the approximate percent of sales for each major product category for the last three fiscal years.

	Fiscal Year Ended January 31,
Product Category
	2000	2001	2002
Television/DBS	31%	33%	38%
Audio	24%	22%	20%
Video/DVD	17%	18%	17%
Mobile Electronics	12%	10%	9%
Home Office	6%	5%	4%
Other	10%	12%	12%

We offer extended warranty contracts to our customers for most categories of our products. The extended warranty contracts cover parts and labor for service periods not covered by the manufacturer's warranty on such products. An unaffiliated third party is warrantor for these contracts and pays for the repair service. We sell all of these extended service contracts on behalf of the warrantor on a non-recourse basis. The warrantor purchases insurance for each contract that is sold, which allows the warrantor to fulfill its obligations under the extended warranty contract. The warrantor has named us as an additional insured. We are deemed to be the obligor under the extended warranty contracts entered into prior to February 1, 2000, and we recognize revenues over the term of these obligor contracts. For contracts entered into after February 1, 2000, we are a non-obligor, and therefore, we recognize commissions from the sale of these non-obligor contracts as revenues at the time of sale to customers.

Pricing.    We emphasize competitive pricing on all items and reinforce this strategy with extensive advertising of our 60 day price guarantee and our 30 day satisfaction guarantee. Our 60 day price guarantee allows our customers to receive 110% of the difference between the original purchase price and any verified locally available lower price for the identical product under the same purchase conditions. This guarantee applies to all products, excluding computer products and digital cameras, which are covered by a 30 day price guarantee. Our 30 day satisfaction guarantee allows our customers to return most products within 30 days for a full refund. Computer products and digital cameras have a 14 day satisfaction guarantee. Camcorders, car multimedia and radar detectors have a 14 day money-back or 30 day exchange guarantee. Our price guarantee and our satisfaction guarantee are designed to remove pricing and suitability concerns from the purchase decision and allow the customer and the sales staff to focus on product functionality, performance and quality. In addition, we offer an in-stock guarantee on advertised products.

Purchasing.    We purchase substantially all of our products directly from the manufacturers. Each of our buyers has responsibility for specified product categories. Buyers are assisted by a management information system that provides them with our current inventory quantity, price and sales information by item, thus allowing them to react quickly to market changes.

We are one of the largest members of the Progressive Retailers' Organization, a volume-buying group. Membership in this organization helps us to obtain additional volume rebates, special buys and access to closeout and final production items. We believe that based on our current size, we could obtain independently most of the benefits provided by membership in the Progressive Retailers' Organization.

During fiscal 2002, our 10 largest suppliers accounted for approximately 75% of the merchandise we purchased. Three of our suppliers, Sony, Mitsubishi and Panasonic, each accounted for 10% or more of our merchandise mix. The master agreements under which we operate with each of our suppliers are normally terminable upon 30 to 60 days' notice by either party. As is customary in the industry, we do not have commitments of longer than one year with the majority of our product suppliers. We believe that our relationships with our large vendors are excellent and that our focused merchandising and high degree of customer service makes us an important distribution channel, particularly for the introduction of new products.

Distribution.    We currently distribute most of our merchandise to our stores from a 226,000 square foot warehouse and distribution center located in Thornton, Colorado, a suburb of Denver. All of our stores in Colorado are located within 75 miles of this center. For stores more than 75 miles from this facility, we use contract carriers for distribution. Our warehouse and distribution center reduces our inventory requirements at individual stores, while preserving the benefits of volume purchasing and facilitating centralized inventory and accounting controls.

Advertising and Marketing

Our marketing program is designed to create public awareness of our comprehensive selection of mid-to high-end brands at competitive prices. Our advertising strategy primarily uses newspaper, radio and targeted direct mail media. We present a blend of aggressive promotional price points on products sold by our competitors as well as an extensive selection of mid- to high-end products that may not be offered by our competitors. We primarily advertise through newspaper in every market we serve, producing 24- to 32-page full color weekly inserts. We also conduct a direct mail campaign, the cornerstone of which is a 108- to 120-page full color catalog, which is published four times a year and emphasizes the breadth of our selection and new technology. The catalog educates our customers on the features and benefits of the latest consumer electronics products and advertises the full array of products and services available at our stores. We mail our catalog to 950,000 to 1.2 million current and 600,000 to 1.0 million prospective customers in our markets. We build top-of-mind awareness through an ongoing radio advertising campaign that specifically targets our core customers. We also hold special events at our stores to introduce or promote new products. We produce prominent and colorful in-store signage that describes differentiating product features, new technology and promotional information.

The specific allocation of advertising dollars among the various types of advertising media is reviewed from time to time by management and, if necessary, adjusted to reflect our assessment of advertising results and market conditions.

Our web site, www.ultimateelectronics.com, is designed to provide a company overview and stockholder information. We have not made the investment to enable us to conduct sales through our web site, primarily because a significant number of our major and high-end manufacturers currently restrict the sale of their products via the Internet.

Management Information System

During 2001, we implemented a warehouse management system to manage our warehouse and distribution center in Thornton, Colorado. This system was interfaced with our existing management information system, which is an on-line system that connects all of our facilities and allows sales associates to determine the location of our inventory at any time and our merchandising department to change pricing immediately in response to competitor pricing.

In 2001, we began implementing Oracle's e-business suite of products to manage our administrative applications and Tomax's retail suite of applications to create a new infrastructure for managing our operations. We believe this combined solution will provide us with a powerful web-enabled solution for supporting the critical functions of our business. This project is designed to upgrade the majority of our internal software systems, thereby increasing productivity and supporting the further expansion of our company. By implementing this fully integrated, end-to-end solution, we plan to provide comprehensive, easy-to-use applications for our sales associates and enhance our customer's shopping experience. We have already completed the first phase of the project, which included installation of Oracle's financial modules. We are proceeding with the implementation of the remaining portions of our new management information system and expect to complete the process in the first half of 2003.

Competition

We operate in a highly competitive and price sensitive industry. The principal competitive factors in the consumer electronics industry are breadth of product selection, price, store location and customer service. We face competition from large national chains, numerous smaller specialty stores and consumer electronics departments of many department, discount and home improvement stores. We consider our primary competitors to include consumer electronics retailers such as Best Buy, Circuit City and Sears as well as mass merchants such as Wal-Mart, Sam's Club, Costco and Target and specialty retailers such as Tweeter Home Entertainment. We compete with Circuit City in every market except Sioux Falls, South Dakota; Rochester, Minnesota; and our three stores in Iowa. We compete with Best Buy in every market except Utah and Idaho. Best Buy has announced plans to enter those markets this year. We will be competing with Best Buy, Circuit City and Tweeter Home Entertainment when we enter the Dallas/Fort Worth market later this year. Our primary competitors have financial and other resources greater than ours. Our operating results may be adversely affected by such increased competition. In addition, if such competitors seek to gain or retain market share by reducing prices, we may be required to reduce our prices, thereby reducing gross margins and profits. Also, as we expand into markets where our name may not be recognized, our success will depend in part on our ability to compete with established and future competitors in such markets.

We also compete with retailers of consumer electronics who market their merchandise on the Internet. We believe that competition from the Internet will increase in the future.

Properties

We operate 46 stores in 11 states. Each store, other than the store located in Thornton, Colorado, is leased. We currently plan to open 10 to 12 stores in 2002, all of which are planned as larger format stores. We have signed leases for 12 of these store locations, 10 of which are in the Dallas/Fort Worth market and two of which are in the St. Louis market. The following table sets forth data regarding our store locations and the 12 new store sites for which we have signed leases.

Current Store Locations	Year Originally Opened	Latest Year Remodeled or Relocated		Approximate Total Square Feet	Approximate Retail Selling Square Feet	Lease Expiration Date Primary/with Options
ARIZONA:
Chandler, AZ	2000	—		33,500	20,500	2015/2030
Chandler, AZ	2001	—		32,200	23,400	2016/2031
Glendale, AZ	2000	—		34,800	22,200	2015/2030
Glendale, AZ	2001	—		34,200	21,800	2016/2031
Mesa, AZ	2001	—		33,900	20,600	2016/2031
Phoenix, AZ	2000	—		33,800	21,200	2015/2025
Phoenix, AZ	2000	—		28,000	19,500	2015/2030
Scottsdale, AZ	2001	—		34,300	21,600	2017/2032
COLORADO:
Arvada, CO	1968	1991		14,500	9,500	2001/2006
Boulder, CO	1985	1996		34,700	20,300	2017/2047
Colorado Springs, CO	1989	—		14,900	9,800	2003/2003
Colorado Springs, CO	2000	—		34,800	23,300	2016/2026
Denver, CO	1976	1994		31,600	16,700	2004/2009
Englewood, CO	1983	1997		41,300	23,000	2017/2027
Fort Collins, CO	1990	2002	*	24,100	8,400	2005/2005
Lakewood, CO	1997	—		40,400	23,000	2013/2028
Littleton, CO	1984	1996		39,100	22,600	2017/2027
Littleton, CO	1986	1998		16,600	9,900	2004/2007
Thornton, CO	1985	1996		40,300	25,900	—
IDAHO:
Boise, ID	1995	—		37,800	19,500	2010/2025
IOWA:
Cedar Rapids, IA	1995	1997		17,700	10,300	2015/2035
Davenport, IA	1999	—		38,400	21,400	2014/2029
Des Moines, IA	1994	1997		20,700	12,200	2009/2019
MINNESOTA:
Brooklyn Center, MN	1980	1997		15,000	9,200	2008/2023
Burnsville, MN	1979	1999		17,300	9,700	2007/2017
Minnetonka, MN	1977	1997		15,000	9,100	2008/2023
Rochester, MN	1986	2001		8,600	4,000	2005/2010
Roseville, MN	1977	1997		21,400	11,300	2015/2035
Edina, MN	1974	1997		31,800	17,900	2015/2025
St. Cloud, MN	1987	—		10,000	7,100	2003/2003
Woodbury, MN	1989	2000		35,600	23,100	2020/2032

MISSOURI/ILLINOIS:
Ballwin, MO	2001		—	33,500	20,900	2017/2032
Brentwood, MO	2001		—	32,500	21,500	2016/2036
Bridgeton, MO	2001		—	32,000	21,000	2017/2037
Fairview Heights, IL	2002	*	—	31,000	18,200	2017/2027
Fenton, MO	2001		—	32,300	21,400	2016/2036
Mid Rivers, MO	2002	*	—	34,200	20,800	2017/2032
NEVADA:
Las Vegas, NV	1995		—	37,300	17,900	2015/2035
Las Vegas, NV	1994		—	31,500	17,600	2014/2024
NEW MEXICO:
Albuquerque, NM	1994		—	37,100	17,700	2004/2014
OKLAHOMA:
Oklahoma City, OK	2001		—	37,300	21,400	2016/2036
Oklahoma City, OK	2001		—	31,900	21,700	2016/2036
Tulsa, OK	1995		—	50,500	30,400	2011/2026
SOUTH DAKOTA:
Sioux Falls, SD	1986		1999	25,300	14,400	2010/2015
TEXAS:
Cedar Hill, TX	2002	*	—	31,500	17,700	2017/2032
Dallas, TX	2002	*	—	31,500	20,600	2017/2037
Fort Worth, TX	2002	*	—	32,900	18,400	2017/2032
Frisco, TX	2002	*	—	31,900	18,000	2017/2037
Hurst, TX	2002	*	—	30,800	18,400	2017/2032
Lewisville, TX	2002	*	—	31,000	18,200	2017/2037
Mesquite, TX	2002	*	—	31,700	18,000	2017/2037
Plano, TX	2002	*	—	33,500	20,900	2017/2037
Southlake, TX	2002	*	—	31,000	20,500	2018/2038
South Arlington, TX	2002	*	—	32,000	21,900	2017/2027
UTAH:
Layton, UT	1995		—	34,400	18,600	2010/2025
Murray, UT	1994		—	32,200	18,000	2009/2024
Orem, UT	1993		—	32,900	17,100	2005/2010
Salt Lake City, UT	1993		—	33,400	18,200	2005/2013

*
Forecasted

Our main warehouse and distribution center, business office and service center are located in one facility in Thornton, Colorado. In addition to the retail store in this facility noted in the table above, this facility is comprised of 226,000 square feet of warehouse space, 51,000 square feet of office space, 15,000 square feet devoted to a service department and 7,000 square feet for a training and employee facility. We lease a 62,000 square foot facility in Minneapolis, Minnesota, which we use for a training center, office space, a service center for the greater Minneapolis/St. Paul area and warehouse space for our delivery department. We lease a 26,000 square foot facility in Phoenix, Arizona that we use for a service center and warehouse space for our delivery department. We also lease a 22,000 square foot facility in St. Louis, Missouri that we use for the same purposes. In smaller markets, these areas are typically made part of a centrally located store.

Intellectual Property

We believe our trademark and service mark portfolio includes marks that have developed public recognition and are of significant value. ULTIMATE ELECTRONICS (Stylized), AFFORDABLE PORTABLE (Stylized), AUDIO KING and FAST TRAK are all federally registered on the Principal Register of the U.S. Patent and Trademark Office in the name of Ultimate Electronics, Inc. These registrations have received incontestable status. The marks BIG NAMES. LITTLE PRICES. GUARANTEED., SIMPLE SOLUTION, and SOUNDTRACK are also federally registered on the Principal Register of the U.S. Patent and Trademark Office in the name of Ultimate Electronics, Inc. Further, we have an application pending before the U.S. Patent and Trademark Office for ULTIMATE ELECTRONICS EXPRESS and a Colorado State registration for the mark THE ULTIMATE SOUNDTRACK. We control the nature and quality of the goods and services offered under our portfolio of marks to maintain our proprietary intellectual property rights in the portfolio. We are not aware of any adverse claims concerning our trademarks and service marks.

Employees

As of March 1, 2002, we employed approximately 3,000 persons, approximately 2,640 of whom were store, customer delivery or service employees and approximately 360 of whom were main warehouse or corporate personnel. We consider our employee relations to be good. Most employees, other than corporate and store support personnel, are paid pursuant to a flexible pay plan. We believe that we provide working conditions and wages that compare favorably with those of other retail companies within our industry. None of our employees are covered by collective bargaining agreements.

Litigation

We are not a party to any material legal proceedings. We are, however, involved in various routine claims and legal actions that arise in the ordinary course of business. Our management intends to vigorously defend these claims and believes that the ultimate disposition of these matters will not have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers include the following persons:

Name	Age	Positions
William J. Pearse	60	Chairman of the Board and Founder
J. Edward McEntire	58	Chief Executive Officer and Director
David J. Workman	45	President, Chief Operating Officer and Director
Alan E. Kessock	42	Senior Vice President—Finance and Administration, Chief Financial Officer, Treasurer, Secretary and Director
Neal A. Bobrick	40	Senior Vice President—Sales and Store Operations
Robert W. Beale	65	Director
Randall F. Bellows	73	Director
Larry D. Strutton	61	Director

All executive officers hold office at the discretion of the board of directors.

William J. Pearse.    Mr. Pearse is Chairman of the Board and has been an officer and director of Ultimate Electronics since he founded Ultimate Electronics with his wife, Barbara, in 1968. From 1968 to 1992, Mr. Pearse was our President and Chief Executive Officer, and from 1992 to 1997, he served as our Chief Executive Officer. Mr. Pearse is a founding member and former president of the Progressive Retailers' Organization.

J. Edward McEntire.    Mr. McEntire was promoted to Chief Executive Officer of Ultimate Electronics and elected as a director in August of 1997. Mr. McEntire had previously held the position of Vice President—Operations for Ultimate Electronics since February 1995. He was also a non-employee director of Ultimate Electronics from August 1993 to January 31, 1995. From 1993 to January 31, 1995, Mr. McEntire operated JEM Enterprises, a private investing and consulting firm. From 1991 until 1993, he was the President of the Regulatory Products Division of IHS Group, an information publishing company. From 1989 until 1991, Mr. McEntire was the Executive Vice President—Investor Services and, from 1981 until 1988, was the Group Vice President of Standard & Poor's Corporation.

David J. Workman.    Mr. Workman is our President and Chief Operating Officer. He has been a director since April 1993. He was promoted to Executive Vice President and General Manager in 1991 and then to President and Chief Operating Officer in 1992. From 1985 until 1991, Mr. Workman worked with Ultimate Electronics as Vice President of Sales and Store Operations. He joined us in 1979 as a sales associate and was promoted to store manager in 1982. Mr. Workman was part owner of Dakota Sight and Sound from 1976 until 1979.

Alan E. Kessock.    Mr. Kessock is our Senior Vice President of Finance and Administration, Chief Financial Officer, Secretary and Treasurer and a director. Mr. Kessock has been our Senior Vice President of Finance and Administration since August 1999, our Chief Financial Officer since 1988 and our Secretary and Treasurer and a director since 1993. Mr. Kessock was our Vice President of Finance and Administration from 1988 to 1999, and joined us in 1985 as Controller. From 1981 through 1985, Mr. Kessock worked two years with the accounting firm of KPMG Peat Marwick and two years with American Home Video Corporation.

Neal A. Bobrick.    Mr. Bobrick is our Senior Vice President of Sales and Store Operations. He was a Vice President of Sales and Store Operations from 1992 to 1999. Mr. Bobrick joined us in 1981 as a sales associate and was promoted to store manager in 1984. He was made Director of Sales in 1989. Mr. Bobrick has worked in the consumer electronics industry since 1979.

Robert W. Beale.    Mr. Beale has been a director of Ultimate Electronics since April 1993 and is the President of Beale International, a management consulting firm specializing in mid-sized businesses. Mr. Beale was formerly the Chief Executive Officer and founder of Management Design Associates, a national management consulting firm. He was also an employee of IBM in the marketing division, and a consultant on the staff of Deloitte & Touche.

Randall F. Bellows.    Mr. Bellows became a director of Ultimate Electronics on January 31, 1995. Mr. Bellows was a co-founder of Cobe Laboratories, Inc. in 1965. He served as an Executive Vice President of Cobe Laboratories from 1965 until its acquisition by Gambro A.B. in 1990 and as a director until 1995. Mr. Bellows has also served as a director of Scimed Life Systems, Inc., which was acquired by Boston Scientific Corp. in February 1996, since 1992. Mr. Bellows served as a director of Boston Scientific Corp. from 1996 until May 1999.

Larry D. Strutton.    Mr. Strutton became a director of Ultimate Electronics in March 2001. Mr. Strutton was the Publisher and Chief Executive Officer of the Rocky Mountain News from 1990 until his retirement in 2001. He also served as President of the Rocky Mountain News from 1990 to 1997. Prior to joining the Rocky Mountain News in 1990, Mr. Strutton held various executive positions with the Baltimore Sun, Times-Mirror and Detroit Free Press.

The board of directors is divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors. Directors hold office for staggered terms of three years or until their successors have been duly elected and qualified. Directors in one of the three classes are elected each year at the annual meeting of stockholders to succeed the directors whose terms are expiring. Class I directors include Alan E. Kessock and Robert W. Beale and will serve as directors until the 2004 annual meeting. Class II directors include David J. Workman, Randall F. Bellows and Larry D. Strutton and will serve as directors until the 2002 annual meeting. Class III directors include William J. Pearse and J. Edward McEntire and will serve until the 2003 annual meeting.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of Ultimate Electronics' common stock and stock options exercisable within 60 days of April 23, 2002 held by (i) each person or group of persons known by us to own beneficially five percent (5%) or more of the outstanding shares of common stock, (ii) each director of Ultimate Electronics, (iii) our chief executive officer and each of the next four most highly compensated executive officers and (iv) all directors and executive officers of Ultimate Electronics as a group. All information is taken from or based upon ownership filings made by such persons with the Securities and Exchange Commission or upon information provided by such persons to us. Unless otherwise indicated, the stockholders listed below have sole voting and investment power with respect to the shares reported as owned.

		Percentage of Shares Outstanding(%)
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Before Offering	After Offering
William J. Pearse(2)	1,794,656	15.9%	12.8%
Various Pearse family trusts(3)	906,810	8.1%	6.5%
T. Rowe Price Associates, Inc.(4)	1,187,100	10.6%	8.5%
Wellington Management Company, LLP(5)	788,500	7.0%	5.6%
David L. Babson & Company, Inc.(6)	697,550	6.2%	5.0%
AXA Assurances I.A.R.D. Mutuelle(7)	630,400	5.6%	4.5%
Mellon Financial Corporation(8)	594,602	5.3%	4.3%
J. Edward McEntire(9)	173,280	1.5%	1.2%
David J. Workman(9)	99,420	*	*
Alan E. Kessock(9)	41,323	*	*
Neal A. Bobrick(9)	80,089	*	*
Robert W. Beale(9)	26,000	*	*
Randall F. Bellows(9)	24,000	*	*
Larry D. Strutton(9)	4,000	*	*
All directors and executive officers as a group (8 persons)(10)	2,242,768	19.4%	15.7%

*
Indicates less than 1.0%

(1)
The address of each of such persons, unless otherwise noted, is c/o Ultimate Electronics, Inc., 321 West 84th Avenue, Suite A, Thornton, Colorado 80260. The percentage of shares owned prior to the offering is based on 11,256,144 shares outstanding as of April 23, 2002 and 14,006,144 shares outstanding after the offering (assuming the underwriters do not exercise their over-allotment option). In presenting shares beneficially owned and in calculating each holder's percentage ownership, only options exercisable by such person within 60 days of April 23, 2002 and not options exercisable by any other person are deemed to be outstanding.

(2)
Includes 1,666 shares underlying stock options exercisable within 60 days. Mr. Pearse holds these shares with his wife, Barbara A. Pearse, as tenants in common.

(3)
Mr. Thomas Hoffman, SKB Business Services, 6530 South Yosemite, Greenwood Village, Colorado 80111, is the trustee of the various family trusts with sole voting and dispositive power over the shares held in the trusts.

(4)
Based on information reported by T. Rowe Price Associates, Inc. in its Schedule 13G filed with the Commission on February 14, 2002. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland, 21202.

(5)
Based on information reported by Wellington Management Company, LLP in its Schedule 13G filed with the Commission on February 12, 2002. The address for Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(6)
Based on information reported by David L. Babson & Company, Inc. in its Schedule 13G filed with the Commission on January 29, 2002. The address for David L. Babson & Company, Inc. is One Memorial Drive, Cambridge, Massachusetts 02142.

(7)
Based on information reported by Mutuelle AXA in its Schedule 13G filed with the Commission on February 11, 2002. The address for this group in the United States is c/o AXA Financial, Inc., 1290 Avenue of the Americas, New York, New York 10104.

(8)
Based on information reported by Mellon Financial Corporation in its Schedule 13G filed with the Commission on January 24, 2002. The address for Mellon Financial Corporation is One Mellon Center, Pittsburgh, Pennsylvania 15258.

(9)
Includes shares underlying options exercisable within 60 days as follows: McEntire (131,999 shares), Workman (22,725 shares), Kessock (35,308 shares), Bobrick (66,172 shares), Beale (26,000 shares), Bellows (14,000 shares), and Strutton (4,000 shares).

(10)
Includes 301,870 shares underlying options exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We entered into a lease agreement with William J. and Barbara A. Pearse (the "Lessors") on April 1, 1989 for the lease of our store in Colorado Springs, Colorado. The Lessors' interest was subsequently transferred to Pearse Investment Company, L.L.L.P., an entity controlled by the Lessors. We have extended the term of the lease to July 1, 2005, and the lease can be cancelled by us with nine months notice to the landlord. We paid $125,400 in lease payments during fiscal 2002 for the property. In addition, we are responsible for all real property taxes and insurance premiums on the property.

We entered into a lease agreement with the Lessors on October 13, 1989 for the lease of our store in Fort Collins, Colorado. The Lessors' interest was subsequently transferred to Pearse Investment Company, L.L.L.P., an entity controlled by the Lessors. The lease is for a term of 15 years, commencing on April 1, 1990, at an annual base rent of $120,000. Effective April 1, 1992, the rent increases annually at a rate equal to the lesser of (i) $6,000 or (ii) an amount based upon the increase, if any, over the prior year in the Denver Consumer Price Index. We paid $158,177 in lease payments during fiscal 2002 for the property. We are also responsible for all real property taxes and insurance premiums on the property.

During the fiscal year ended January 31, 2001, we purchased land and constructed a retail building in a new location in Colorado Springs, Colorado. The new store opened in November 2000. In February 2001, we sold the land and the building to Pearse Investment Company, L.L.L.P., an entity controlled by the Lessors, for $4.5 million and at no gain or loss to us. We also entered into a lease for a term of 15 years at an annual base rent of $427,500. Effective March 1, 2006 and March 1, 2011, the annual base rent increases to $470,265 and $517,272, respectively. We paid $393,147 in lease payments during fiscal 2002. We are responsible for all real property taxes and insurance premiums on the property. This sale and leaseback transaction was approved by the disinterested directors of our board.

Although we did not obtain independent appraisals in connection with these transactions, we believe that the terms of all of the foregoing transactions were better for our company than the terms that we would have obtained with independent third parties. All future transactions with the Lessors or any other affiliate of our company will be subject to the approval of our disinterested directors and will be on terms believed by such directors to be no less favorable to us than those available from unaffiliated third parties.

We employ William J. Pearse III, the son of William J. and Barbara A. Pearse, as Vice President Marketing. In fiscal 2002, we paid him a salary and bonus of $129,615. Daniel N. Workman, the brother of David J. Workman, is employed by us as a Regional Sales Manager. In fiscal 2002, we paid him a salary and bonus of $129,888.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Ultimate Electronics consists of 40,000,000 shares of common stock, par value $.01, of which 11,256,144 shares were outstanding on April 23, 2002, and 10,000,000 shares of preferred stock, par value $.01, none of which are outstanding.

The following summary description of Ultimate Electronics capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to Ultimate Electronics' Amended and Restated Certificate of Incorporation and bylaws, filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters as to which holders of common stock are entitled to vote. Except for and subject to those preferences, rights and privileges expressly granted to the holders of preferred stock, and except as may be provided by the laws of the State of Delaware, the holders of common stock have exclusively all other rights of stockholders of Ultimate Electronics, including, but not limited to, (1) the right to receive dividends, when, as and if declared by the board of directors out of assets lawfully available therefor, and (2) in the event of any distribution of assets upon the dissolution and liquidation of Ultimate Electronics, the right to receive ratably and equally all of the assets of Ultimate Electronics remaining after all required payments to creditors and the holders of preferred stock. Holders of common stock have no preemptive or similar rights or cumulative voting rights. The outstanding shares of common stock are, and all of the shares offered by this prospectus will be upon issuance, validly issued and fully paid and nonassessable.

Preferred Stock

The board of directors of Ultimate Electronics is authorized to provide for the issuance of shares of preferred stock as a class or in series and to establish from time to time the number of shares to be included in each such class or series and fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each class or series. We filed a Certificate of Designations for our Series A Junior Participating Preferred Stock with the Delaware Secretary of State on February 10, 1995, pursuant to the implementation of the Stockholder Rights Plan, as described below. No shares of the Series A Junior Participating Preferred Stock have been issued. The issuance of preferred stock with voting, conversion rights, dividends or liquidation preferences may adversely affect the rights of holders of common stock. Outstanding preferred stock may also have the effect of delaying, deferring or preventing a change of control, may discourage bids for our stock at a premium over the market price, and may adversely affect the market price of the common stock. We have no current plans to issue any preferred stock.

Delaware Law and Certain Certificate of Incorporation and Bylaw Provisions; Anti-Takeover Effects

Ultimate Electronics is subject to the provisions of Section 203 of the Delaware General Corporate Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

In addition, our bylaws provide that:

  •
  the number of directors shall be determined from time to time by resolution adopted by a majority of the board of directors, but shall in no event be less than three nor more than 11;

  •
  vacancies on the board of directors shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, or a sole remaining director, even though less than a quorum of the board of directors; and

  •
  the presence of a majority of the entire board of directors is required to constitute a quorum.

Our certificate of incorporation and bylaws also provide for a classified board of directors consisting of three classes of directors having staggered terms of three years each, with each of the classes being as nearly equal as possible. A single class of directors will be elected each year at Ultimate Electronics' annual meeting of stockholders. Subject to transition provisions, each director elected at each such meeting will serve for a term ending on the date of the third annual meeting of stockholders after his election and until his successor has been elected and duly qualified.

Under our certificate of incorporation and bylaws, special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president or the board of directors pursuant to a resolution approved by a majority of the entire board of directors. The entire board of directors means the total number of directors we have when there were no vacancies. Our certificate of incorporation also states that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of such shareholders and may not be effected by any consent in writing of such shareholders. Our bylaws provide that at least one-third of the shares entitled to vote at any meeting of stockholders will constitute a quorum and the act of the majority of such quorum will be deemed the act of the stockholders.

Our bylaws also contain advance notice provisions for raising business and nominating directors at shareholder meetings. For business to be properly brought before an annual meeting by a stockholder, notice of such business must be delivered to or mailed and received at our principal executive offices not less than ninety days prior to the anniversary date of the immediately preceding annual meeting. The stockholder's notice must include a brief description of the business desired to be discussed, the name and address of such stockholder, the class and number of shares owned by such stockholder and any material interest of such stockholder in such business. Similarly, any stockholder entitled to vote at an annual or special meeting may nominate directors only if written notice of such nomination, meeting specified requirements, is provided (1) with respect to an annual meeting, ninety days prior to the anniversary date of the immediately preceding annual meeting and (2) with respect to a special meting, the tenth day following the date on which notice of such meeting is given to stockholders.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Stockholder Rights Plan

On January 31, 1995, our board of directors adopted a stockholder rights plan. The rights plan makes it more difficult for a third party to acquire us or large portions of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock of Ultimate Electronics at a price of $75 per one one-hundredth of a preferred share, subject to adjustment.

If any person becomes the beneficial owner of 15% or more of our outstanding common stock (more than 60% in the case of Mr. Pearse and his family), then each right not owned by such person or certain related parties will entitle its holder to purchase, at the right's then current exercise price, shares of our Series A Junior Participating Preferred Stock (or, in certain circumstances, our common stock, cash, property or other of our securities) having a market value equal to twice the then-current exercise price. In addition, if we are involved in a merger or other business combination transaction with another person after which none of our common stock remains outstanding, or we sell 25% or more of our assets or earning power to another person, each right will entitle its holder to purchase, at the right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the right's then-current exercise price.

One preferred stock purchase right is attached to each share of common stock including the shares of common stock issued and sold in this offering. The rights will become exercisable on the distribution date, which is the earlier of (1) 10 business days following a public announcement that a person or group or affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common shares (more than 60% in the case of our Chairman, William J. Pearse, and his family) or (2) 10 business days (or such later date as may be determined by action by the board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common shares (more than 60% in the case of Mr. Pearse and his family). The rights will be evidenced, with respect to any of the common share certificates outstanding as of the record date, by such common share certificate.

Limitation of Liability and Indemnification

Our certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of directors, officers and employees. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in connection with:

  •
  any breach of the director's duty of loyalty to Ultimate Electronics or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  violations of Section 174 of the DGCL; or

  •
  any transaction from which the director derives an improper personal benefit.

The certificate of incorporation and our bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted under applicable laws and the laws of the State of Delaware currently in effect and as amended from time to time, against all liability and expense incurred by reason of the fact that he or she is or was a director or officer of Ultimate Electronics or serving Ultimate Electronics in other capacities. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Ultimate Electronics has entered into agreements to indemnify our directors and officers that are intended to provide the maximum indemnification permitted by Delaware law. These agreements, among other things, indemnify each of them for certain liabilities and expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of Ultimate Electronics, on account of such director's service with Ultimate Electronics.

Transfer Agent And Registrar

The transfer agent for our common stock is Wells Fargo Bank Minnesota, N.A.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number Of Shares
U.S. Bancorp Piper Jaffray Inc.	1,072,000
Banc of America Securities LLC	1,072,000
SunTrust Capital Markets, Inc.	536,000
SWS Securities, Inc.	70,000

Total	2,750,000

The underwriters have advised us that they propose to offer the shares to the public at $28.50 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.89 per share. The underwriters may allow and the dealers may reallow a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted the underwriters the option to purchase up to an additional 412,500 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The underwriters may exercise this option only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Payable by us
Per share	$1.49	$1.49
Total	$4,097,500	$4,712,125

U.S. Bancorp Piper Jaffray Inc. and Banc of America Securities LLC have in the past engaged, and may in the future engage in transactions with us and perform services for us, including commercial banking, financial advisory and investment banking services, in the ordinary course of business. SunTrust Capital Markets, Inc. and SWS Securities, Inc. may also engage in such transactions or perform such services for us in the future. These underwriters have received, and may receive, customary fees for their services.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers and certain principal stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase shares under our existing stock option plans and (3) certain other exceptions.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be affected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission (the "SEC") limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus will be passed upon for Ultimate Electronics by Davis Graham & Stubbs LLP, Denver, Colorado and for the underwriters by Latham & Watkins, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at January 31, 2002 and 2001, and for each of the three years in the period ended January 31, 2002, as set forth in their report. We have included our financial statements in the prospectus in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

  •
  our Annual Report on Form 10-K, as amended by Form 10-K/A-1, filed April 29, 2002, for the fiscal year ended January 31, 2002;

  •
  the description of our common stock, as contained in our registration statement on Form 8-A, filed on October 5, 1993; and

  •
  the description of our Series A Junior Participating Preferred Stock issuable under our stockholder rights plan, as contained in our registration statement on Form 8-A, filed on February 10, 1995.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Stockholder Relations
Ultimate Electronics, Inc.
321 West 84th Street, Suite A
Thornton, CO 80260
(303) 412-2500

REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
Ultimate Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Ultimate Electronics, Inc. and subsidiaries ("the Company") as of January 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultimate Electronics, Inc. at January 31, 2002 and 2001, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States.

                      /s/  ERNST & YOUNG LLP

Denver, Colorado
March 11, 2002

CONSOLIDATED BALANCE SHEETS

(amounts in thousands)

	January 31,
	2002	2001
ASSETS:
Current assets:
Cash and cash equivalents	$2,694	$2,954
Accounts receivable, net	30,158	28,499
Merchandise inventories, net	86,680	67,567
Property held for sale	—	4,494
Deferred tax asset	—	120
Prepaid expenses and other	1,961	1,737

Total current assets	121,493	105,371
Property and equipment, at cost:
Furniture, fixtures & equipment	57,506	39,636
Leasehold improvements	47,193	33,585
Autos and trucks	394	281
Land and buildings	28,083	18,087
Construction-in-progress	15,730	5,697

	148,906	97,286
Less accumulated depreciation	42,294	32,314

	106,612	64,972
Property under capital leases, including related parties, net	1,202	1,337
Goodwill, net	1,477	1,751
Other assets	687	589

Total assets	$231,471	$174,020

See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS (Continued)

(amounts in thousands, except share and per share data)

	January 31,
	2002	2001
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable	$42,551	$29,677
Accrued liabilities	26,122	23,696
Revolving line of credit—short term	—	7,304
Current portion of term loans	—	19
Current portion of capital lease obligations, including related parties	113	101
Deferred revenue	1,573	2,248
Deferred tax liability	319	—

Total current liabilities	70,678	63,045
Revolving line of credit—long term	35,222	—
Capital lease obligations, including related parties, less current portion	1,546	1,659
Deferred revenue, less current portion	1,290	2,863
Deferred tax liability	884	483

Total long-term liabilities	38,942	5,005

Total liabilities	109,620	68,050
Commitments
Stockholders' equity:
Preferred Stock, par value $.01 per share
Authorized shares—10,000,000
No shares issued and outstanding	—	—
Common stock, par value $.01 per share
Authorized shares—40,000,000
Issued and outstanding shares, 11,241,686 and 10,938,331 at January 31, 2002 and 2001	112	109
Additional paid-in capital	77,215	73,290
Retained earnings	44,524	32,571

Total stockholders' equity	121,851	105,970

Total liabilities and stockholders' equity	$231,471	$174,020

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	Year ended January 31,
	2002	2001	2000
Sales	$580,223	$484,408	$384,983
Cost of goods sold	400,126	332,074	269,496

Gross profit	180,097	152,334	115,487
Selling, general and administrative expenses	160,495	128,414	99,922

Income from operations	19,602	23,920	15,565
Interest expense, net	321	144	2,087

Income before taxes and extraordinary item	19,281	23,776	13,478
Income tax expense	7,328	8,915	5,051

Income before extraordinary item	11,953	14,861	8,427
Extraordinary loss on early extinguishment of debt, net of taxes	—	254	—

Net income	$11,953	$14,607	$8,427

Earnings per share before extraordinary item—basic	$1.08	$1.38	$.95
Earnings per share before extraordinary item—diluted	$1.04	$1.30	$.88
Earnings per share—basic	$1.08	$1.35	$.95
Earnings per share—diluted	$1.04	$1.28	$.88
Weighted average shares outstanding—basic	11,041	10,792	8,858
Weighted average shares outstanding—diluted	11,483	11,421	9,553

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(amounts in thousands, except share data)

	Common Stock
			Additional Paid-in Capital	Retained Earnings
	Shares	Amount			Total
BALANCES, JANUARY 31, 1999	8,160,796	$81	$33,912	$9,537	$43,530
Issuance of common stock	2,337,500	24	35,964	—	35,988
Exercise of stock options	207,022	2	925	—	927
Net income	—	—	—	8,427	8,427

BALANCES, JANUARY 31, 2000	10,705,318	107	70,801	17,964	88,872
Exercise of stock options	233,013	2	2,489	—	2,491
Net income	—	—	—	14,607	14,607

BALANCES, JANUARY 31, 2001	10,938,331	109	73,290	32,571	105,970
Exercise of stock options	213,620	2	2,158	—	2,160
Issuance of shares through ESPP plan	89,735	1	1,767	—	1,768
Net income	—	—	—	11,953	11,953

BALANCES, JANUARY 31, 2002	11,241,686	$112	$77,215	$44,524	$121,851

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Year ended January 31,
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,953	$14,607	$8,427
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,578	8,260	6,835
Deferred taxes	839	1,294	(942)
Changes in operating assets and liabilities:
Accounts receivable	(1,659)	(8,079)	(2,606)
Merchandise inventories	(19,113)	(16,298)	(4,361)
Prepaid expenses and other	(224)	(64)	(586)
Other assets	(98)	346	74
Accounts payable, accrued and other liabilities	13,052	926	8,073

NET CASH PROVIDED BY OPERATING ACTIVITIES	15,328	992	14,914
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(47,314)	(25,054)	(11,930)
Redemptions (purchases) of investments available for sale	—	12,003	(12,003)

NET CASH USED IN INVESTING ACTIVITIES	(47,314)	(13,051)	(23,933)
CASH FLOWS FROM FINANCING ACTIVITIES:
Aggregate borrowings under long-term revolving credit agreement	560,150	263,273	239,365
Aggregate repayments under long-term revolving credit agreement	(532,232)	(255,969)	(252,553)
Early extinguishment of bonds payable	—	(11,700)	—
Proceeds from issuance of common stock	1,768	—	35,988
Proceeds from exercise of stock options	2,160	2,491	927
Repurchase of long term bonds payable	—	—	(1,300)
Principal payments on term loans and capital lease obligations	(120)	(393)	(518)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	31,726	(2,298)	21,909

Net (decrease) increase in cash and cash equivalents	(260)	(14,357)	12,890
Cash and cash equivalents at beginning of year	2,954	17,311	4,421

Cash and cash equivalents at end of year	$2,694	$2,954	$17,311

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$1,007	$730	$2,508
Income taxes	4,410	5,691	1,188

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Background

Ultimate Electronics, Inc. (the "Company") is a leading specialty retailer of consumer electronics and home entertainment products. As of January 31, 2002, the Company operated 46 stores in Arizona, Colorado, Idaho, Iowa, Minnesota, Missouri, Nevada, New Mexico, Oklahoma, South Dakota and Utah.

Principles of Consolidation

The consolidated financial statements include the accounts of all subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property Held For Sale

During fiscal year 2001, the Company purchased land and constructed a building for a new store located in Colorado Springs, Colorado. The store opened in November 2000. In February 2001, the Company entered into a sale and leaseback transaction with Pearse Investment Company, LLLP, an entity controlled by William J. and Barbara A. Pearse (see Note 8). There was no gain or loss recognized as a result of the sale.

Inventories

The Company states merchandise inventories at the lower of cost (weighted average cost) or market. Inventories are presented net of an allowance for obsolescence of $1.2 million and $951,000 at January 31, 2002 and 2001, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation and Amortization

Depreciation is provided principally using the straight-line method based upon the following useful lives:

Furniture, fixtures and equipment	5-7 years
Leasehold improvements	7-20 years
Autos and trucks	5 years
Property under capital leases	5-15 years
Buildings	30 years

Capitalized Interest

For the fiscal years ended January 31, 2002, 2001 and 2000, the Company capitalized interest of $930,000, $250,000 and $0, respectively, primarily associated with the construction of new stores.

Accrued Liabilities

Accrued liabilities are comprised of the following:

	January 31,
	2002	2001
	(in thousands)
Compensation	$5,739	$6,327
Sales taxes	2,889	2,247
Customer deposits	7,427	4,566
Income taxes	5,760	4,988
Other	4,307	5,568

Total	$26,122	$23,696

Revenue Recognition

Revenue is recognized at the time the customer takes possession of the merchandise or such merchandise is delivered to the customer. Sales, which includes net warranty revenue, consists of gross sales less discounts, price guarantees, returns and allowances. The Company grants credit to customers through independent, third-party finance companies, which companies assume the credit risk for the collection of the related accounts receivable. When interest-free promotions are offered by the Company, a fee is normally paid by the Company at the time of the transaction. This fee averages between 3.0% and 4.0% of the amount financed by the customer.

Advertising Costs and Cooperative Revenue

In accordance with AICPA Statement of Position 93-7, "Reporting on Advertising Costs," all advertising costs are deferred until the first time the advertising takes place. In addition, the Company accrues rebates based upon varying percentages of inventory purchases and records such amounts as a reduction of advertising expense. The Company also deducts amounts for cooperative advertising directly from payment to manufacturers for inventory purchases based on individual agreements with the Company's manufacturers. Net advertising expense charged to operations was $8,987,000, $6,352,000 and $4,778,000 for the years ended January 31, 2002, 2001 and 2000, respectively.

Barter/Exchange Transaction

The Company entered into barter/exchange agreements with an unrelated party in April 2001, April 1999 and November 1998, whereby the Company agreed to transfer inventory with a net carrying value of $675,000, $950,000 and $729,000, respectively, in exchange for $755,000, $550,000 and $500,000, respectively, of advertising credits. The Company accounted for the transactions in accordance with EITF Issue No. 99-17, "Accounting for Advertising Barter Transactions." The Company had $685,000, $365,000 and $805,000 in prepaid advertising credits recorded as current assets at January 31, 2002, 2001 and 2000, respectively.

Earnings Per Share of Common Stock

The Company reports its earnings per share amounts in accordance with Statement No. 128, Earnings per Share (SFAS 128). Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share includes the dilutive effects of such equity instruments. The calculation of weighted average shares outstanding-diluted for the fiscal years ending January 31, 2002, 2001, and 2000 includes 441,562, 629,233 and 695,396 dilutive shares, respectively, to give effect to the potential exercise of options under the Company's stock option plans.

Goodwill

In fiscal 1998, the Company completed a merger with Audio King Corporation. The transaction resulted in goodwill in the amount of $2.7 million, which is being amortized over a 10-year life. Amortization expense for fiscal years 2002, 2001 and 2000 was $275,000, $275,000 and $276,000, respectively. As of January 31, 2002 and 2001, total accumulated amortization was $1.2 million and $961,000, respectively.

The Company's policy is to account for goodwill at the lower of amortized cost or net realizable value. As part of an ongoing review of the valuation and amortization of goodwill, management assesses the carrying value of the Company's goodwill to determine if changes in facts and circumstances suggest that they may be impaired. If this review indicates that the goodwill is not recoverable, as determined by a discounted cash flow analysis over the remaining amortization period, the carrying value of the Company's goodwill would be reduced to its estimated fair market value. No event has been identified that would indicate an impairment of the value of goodwill recorded in the accompanying consolidated financial statements.

Effective February 1, 2002, the Company adopted new accounting standards issued by the Financial Accounting Standards Board. See "—Recently Issued Accounting Standards—Business Combinations (SFAS 141) and Goodwill and Other Intangible Assets (SFAS 142)."

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, revolving line of credit and other long-term debt, have fair values which approximate their recorded values as the financial instruments are either short term in nature or carry interest rates that approximate market rates.

Segment Reporting

During 1997, the FASB issued Statement No. 131, "Disclosures about Segment Reporting of an Enterprise and Related Information," which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosure about products and services, geographic areas and major customers. The Company conducts business in one operating segment and determined its operating segment based on the individual operations that the chief operating decision maker reviews for purposes of assessing performance and making operating decisions. These individual operations have been reflected as one reporting segment because the Company believes doing so helps users understand the Company's performance and assess its prospects. The combined operations have similar economic characteristics and each operation has similar products, services, customers and distribution methods.

Recently Issued Accounting Standards

Accounting for Derivative Instruments and Hedging Activities (SFAS 133)

In June 1998, the Financial Accounting and Standards Board issued Statement 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS 138, which was adopted by the Company on February 1, 2001. SFAS 133 requires that all derivatives be recorded on the balance sheet at fair value. Changes in derivatives that are not hedges are adjusted to fair value through income. Changes in derivatives that meet SFAS 133 hedge criteria are either offset through income or recognized in other comprehensive income until the hedged item is recognized in earnings. The adoption of SFAS 133 had no effect on the Company's financial condition, results of operations, or cash flows because the Company currently does not own any derivative instruments.

Business Combinations (SFAS 141) and Goodwill and Other Intangible Assets (SFAS 142)

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires companies to reflect intangible assets apart from goodwill and requires all business combinations subsequent to July 1, 2001 to be accounted for using the purchase method of accounting. SFAS 142 eliminates amortization of goodwill and indefinite lived intangible assets and requires the Company to perform an annual impairment test on all goodwill and indefinite lived intangible assets. The Company adopted these statements on February 1, 2002. Goodwill amortization expense was $275,000, $275,000 and $276,000 during fiscal years 2002, 2001 and 2000, respectively.

2. Accounting For Extended Warranty Contracts

The Company sells extended warranty contracts on behalf of a fully-insured unrelated party. The contracts extend beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between 12 and 60 months. The extended warranty contracts are administered by a third party and all performance obligations and risk of loss with respect to such contracts are the responsibility of such administrator and other parties.

For extended warranty contracts entered into prior to February 1, 2000, the Company recognizes revenues, net of direct selling expenses, over the term of the obligor contracts, as the Company was deemed to be the obligor under the terms of its extended warranty master contract. Effective February 1, 2000, the Company restructured its extended warranty master contract with the administrator such that the extended warranty contracts sold after the effective date generally qualify as non-obligor contracts. The Company retains a commission which it now recognizes as revenue from the sale of these non-obligor contracts at the time of sale to the customers.

3. Recent Public Stock Offerings

On October 22, 1999, the Company completed a public offering for the sale of 2,000,000 shares of its common stock at the offering price of $16.50 per share. The Company received proceeds of $30.7 million, net of all offering costs. On November 9, 1999, the underwriters exercised their overallotment option related to this offering. As a result, the Company issued an additional 337,500 shares of its common stock at a price of $16.50 per share. The Company received proceeds from the sale of these shares of $5.3 million, net of all offering costs. The shares issued related to the overallotment option brought the total shares issued in the offering to 2,337,500 and the total proceeds received by the Company to $36.0 million, net of all offering costs.

4. Revolving Line of Credit Agreement

On September 30, 1998, the Company executed a three-year $40 million credit agreement, as amended, with Foothill Capital Corporation, a wholly owned subsidiary of Wells Fargo Bank. Borrowings under this revolving line of credit were limited to the lesser of $40 million or 80% of eligible inventory and a portion of accounts receivable. This credit agreement was replaced on September 28, 2001 when the Company entered into a three-year $50 million credit agreement with Wells Fargo Finance, LLC. On December 12, 2001, the Company amended the agreement to increase the credit limit to $80 million. Borrowings under this revolving line of credit are limited to the lesser of (i) $80 million or (ii) 75% of eligible inventory plus the lesser of 75% of eligible accounts receivable and $2,500,000. Amounts borrowed bear interest, payable monthly, based on a blend of (i) LIBOR plus 1.75% to 2.25% and (ii) Wells Fargo Bank's prime rate minus 0.375%. The Company's weighted average interest rate was 4.1% at January 31, 2002. Inventories, accounts receivable, equipment and intangibles secure the borrowings. The facility includes negative covenants that place restrictions on the Company's ability to incur indebtedness, create liens, enter into mergers and consolidations, pay dividends, repurchase the Company's capital stock, issue guarantees, sell or otherwise dispose of assets and engage in transactions with affiliates without the written consent of the bank. The facility also contains covenants regarding the Company's gross margins, inventory levels, tangible net worth and capital expenditures. Effective December 31, 2001, the Company amended the agreement with respect to the capital expenditures covenant. The Company is in compliance with all loan covenants. As of January 31, 2002, the Company had a borrowing base of $75 million, of which $35.2 million was outstanding.

5. Bonds Payable

On March 23, 1995, the Company completed an offering for the sale of $13,000,000 aggregate principal amount of bonds payable (the "Bonds"). The Bonds were redeemable by the Company at par any time at or after March 31, 2000. The Company acquired $1,300,000 of the Bonds in the open market in a series of transactions in fiscal 2000. On March 31, 2000, the Company paid $13,111,000 to redeem the Bonds in full. The Bonds were redeemed at a redemption price of 100% of the principal amount and all accrued and unpaid interest as of such date, which totaled $111,000. As a result of the redemption of the Bonds, the Company recognized an extraordinary loss of $254,000 (net of taxes). The Company received $1,300,000 (plus accrued interest) relating to the Bonds it held in connection with its open market purchases during fiscal 2000.

6. Stock Option and Stockholder Rights Plans

Stock Option Plan

Under the terms of the Company's original stock option plan (the "Plan"), the Company granted to officers and employees awards of options to purchase shares of common stock and other types of awards. The Plan authorized the issuance of 900,000 shares of common stock. Under the terms of the non-employee directors' stock option plan (the "Directors' Plan"), the Company granted awards of stock options to non-employee directors. The Directors' Plan authorized the issuance of 20,000 shares of common stock.

In June 1997, at the Company's annual meeting, the Company's stockholders approved a new stock option plan known as the Equity Incentive Plan (the "1997 Plan"). The 1997 Plan replaced both the Plan and the Directors' Plan. Grants issued under the Plan and the Directors' Plan continue to be exercisable according to their original terms but no additional grants can be issued under these plans. The 1997 Plan authorized the issuance of 750,000 shares to be awarded to employees, non-employee directors and/or outside consultants. The exercise price for incentive stock options for employees and non-qualified options for outside directors is the market value of the underlying common stock at the date of grant. Incentive stock options issued to employees who then have attributed ownership of more than 10% of the total combined voting power of all classes of stock must be issued at an exercise price of 110% of market value of the underlying common stock at the date of grant. During fiscal 2001, 32,250 options were granted under the 1997 Plan. The options were granted at prices from $15.50 to $18.75.

In July 2000, at the Company's annual meeting, the Company's stockholders approved a new stock option plan known as the 2000 Equity Incentive Plan (the "2000 Plan"), which replaced the 1997 Plan. Grants issued under the 1997 Plan continue to be exercisable according to original terms but no additional grants can be issued under the 1997 Plan. The 2000 Plan initially authorized the issuance of up to 300,000 shares to be awarded to employees, non-employee directors or outside consultants. The 2000 Plan provides for annual increases of 100,000 shares subject to a maximum of 1,200,000 shares. Each non-employee director receives an option to purchase 4,000 shares of common stock upon becoming a director and an option to purchase 4,000 shares of common stock effective February 1st of each year, which options are exercisable one year from the date of grant. The Board of Directors continues to determine the person to whom employee awards are granted, the types of awards granted, the number of shares granted, the vesting schedule and the term of any option (which cannot exceed ten years). The exercise price for incentive stock options for employees and non-qualified options for outside directors is the market value of the underlying common stock at the date of grant. Incentive stock options issued to employees who then have attributed ownership of more than 10% of the total combined voting power of all classes of stock must be issued at an exercise price of 110% of the market value of the underlying common stock at the date of grant. During fiscal year 2001, 53,250 options were granted under the 2000 Plan. In fiscal year 2002, 188,000 options were granted under the 2002 Plan. The options were granted at prices from $21.70 to $31.00. The options available for grant at January 31, 2002 include only the options available under the 2000 Plan.

Changes in the options outstanding (and option exercise prices for such options) are as follows:

	Year Ended January 31,
	2002	2001	2000
Options outstanding at beginning of year	690,285	837,797	948,517
Granted ($9.625 to $34.938)	188,000	85,500	104,000
Canceled ($1.07 to $28.188)	5,000	—	7,700
Exercised ($1.07 to $18.50)	213,620	233,012	207,020

Options outstanding at end of year	659,665	690,285	837,797

Options exercisable at end of year	366,356	379,969	399,307

Options available for grant at end of year	163,750	346,750	32,250

The weighted average exercise price of options outstanding at January 31, 2002, 2001 and 2000 was $14.28, $7.63 and $5.09, respectively. The weighted average contractual life of the options outstanding at January 31, 2002, 2001 and 2000 was 7.0, 6.7 and 7.0 years, respectively.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to January 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant or the date of repricing using a Black-Scholes option valuation model with the following weighted average assumptions: risk-free interest rates ranging from 4.77% to 6.67%; a dividend yield of 0%; volatility factors of the market price of the Company's common stock for fiscal years 2002, 2001 and 2000, respectively, of .734, .747 and .804, and a weighted average expected life of the options of three years. The weighted average fair value of stock options granted during January 31, 2002, 2001 and 2000 was $27.73, $11.03 and $8.48, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Company's pro forma information follows:

	Year Ended January 31,
	2002	2001	2000
Pro forma net income	$10,901,000	$13,983,000	$7,932,000
Pro forma earnings per share:
Basic	$0.99	$1.30	$0.90
Diluted	$0.95	$1.22	$0.83

Stockholder Rights Plan

On January 31, 1995, the Company declared to stockholders of record at the close of business on February 10, 1995, a dividend of one right to purchase preferred stock (a "Right") for each outstanding share of common stock. Each share of subsequently issued common stock will also incorporate one Right. The Rights will expire on February 10, 2005. Each Right entitles stockholders, in certain circumstances, to buy one-hundredth of a newly issued share of Series A Junior Participating Preferred Stock (the "Junior Preferred Stock") of the Company at the initial purchase price of $75.00 per share.

The Rights are exercisable and transferable apart from the common stock only if a person or group (other than certain exempt persons) acquires beneficial ownership of 15% or more of the common stock, or commences a tender or exchange offer upon consummation of which such person of group would beneficially own 15% or more of the common stock.

The Company is generally entitled to redeem the Rights at $.001 per Right at any time until a person or group (other than certain exempt persons) has become the beneficial owner of 15% or more of the common stock. Under the Rights "flip-in" feature, if any such person or group becomes the beneficial owner of 15% or more of the common stock, then each Right not owned by such person or group of certain related parties will entitle its holder to purchase, at the Right's then current purchase price, shares of common stock (or in certain circumstances as determined by the Company's Board, cash, other property or other securities) having a value of twice the Right's purchase price.

Under the Rights "flip-over" provision, if, after any other person or group (other than certain exempt persons) becomes the beneficial owner of 15% or more of the common stock, the Company is involved in a merger or other business combination transaction with another person, or sells 25% or more of its assets or earning power in one or more transactions, each Right will entitle its holder to purchase, at the Right's then current purchase price, shares of common stock of such other person having a value of twice the Right's purchase price.

The Junior Preferred Stock will not be redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to all other series of the Company's preferred stock. Each share of Junior Preferred Stock will represent the right to receive, when and if declared, a quarterly dividend at an annual rate equal to the greater of $1.00 per share or 100 times the quarterly per share cash dividends declared on the common stock during the immediately preceding fiscal year. In addition, each share of Junior Preferred Stock will represent the right to receive 100 times any non-cash dividends (other than dividends payable in common stock) declared on the common stock, in like kind. In the event of the liquidation, dissolution, or winding up of the Company, each share of Junior Preferred Stock will represent the right to receive a liquidation payment in an amount equal to the greater of $1.00 per share or 100 times the liquidation payment made per share of common stock. Each share of Junior Preferred Stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation, or other transaction in which common shares are exchanged, each share of Junior Preferred Stock represents the right to receive 100 times the amount received per share of common stock. The rights of the Junior Preferred Stock as to dividends, liquidation, voting rights and merger participation are protected by anti-dilution provisions.

7. Provision For Income Taxes

Under the liability method of accounting for income taxes as prescribed by FASB Statement No. 109, "Accounting for Income Taxes," deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the provision for income taxes as of January 31, 2002, 2001 and 2000 are as follows:

	Current	Deferred	Total
	(in thousands)
January 31, 2002
Federal	$6,074	$668	$6,742
State	528	58	586

Total	$6,602	$726	$7,328

January 31, 2001
Federal	$6,588	$1,743	$8,331
State	1,033	(449)	584

Total	$7,621	$1,294	$8,915

January 31, 2000
Federal	$5,492	$(855)	$4,637
State	501	(87)	414

Total	$5,993	$(942)	$5,051

The following is a reconciliation of the provision for income taxes to the federal statutory rate for the years ended January 31, 2002, 2001 and 2000:

	Year Ended January 31,
	2002	2001	2000
	(in thousands)
Income taxes at the federal statutory rate	$6,742	$8,325	$4,583
State income taxes, net of federal benefit	586	590	468

Provision for income taxes	$7,328	$8,915	$5,051

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at January 31, 2002 and 2001 are as follows:

	January 31,
	2002	2001
	(in thousands)
Deferred tax assets:
Deferred warranties	$1,038	$1,893
Inventories	2,003	1,944
Accrued liabilities	676	623
Valuation reserves	879	534
Capital leases	137	137

	$4,733	$5,131

Deferred tax liabilities:
Inventories	$(3,877)	$(3,118)
Depreciation and amortization	(2,059)	(2,376)

	(5,936)	(5,494)

Net deferred tax liability	$(1,203)	$(363)

8. Leases

Operating Leases

The Company leases retail stores under agreements that expire at various dates through 2047. Several leases contain escalation clauses or options to renew at negotiated or specified minimum lease payments for periods ranging from one to 30 years beyond the initial noncancelable lease terms. Total rent expense charged to operations was $13,436,000, $9,407,000 and $7,521,000 for the years ended January 31, 2002, 2001 and 2000, respectively.

Capital Leases

The following property is held under capital leases:

	January 31,
	2002	2001
	(in thousands)
Buildings and improvements	$2,877	$2,877
Less accumulated depreciation	1,675	1,540

	$1,202	$1,337

Related Party Leases

In February 2001, the Company entered into a sale and leaseback transaction with an entity controlled by the two principal stockholders of the Company on a new store located in Colorado Springs, Colorado. At January 31, 2002, the Company leases three retail stores with the entity controlled by two principal stockholders of the Company. The lease agreements for the three retail stores provide for annual rent increases over the initial noncancelable lease terms. Total rental payments to related parties under these leases were $677,000, $276,000 and $265,000 for the years ended January 31, 2002, 2001 and 2000, respectively.

The aggregate minimum annual rental commitments as of January 31, 2002 are as follows:

	Operating Leases	Capital Leases
	(in thousands)
Fiscal Year Ended January 31,
2003	$16,293	$341
2004	16,346	346
2005	16,025	353
2006	15,577	238
2007	14,144	204
2008-2020	129,578	1,833

Total minimum lease payments	$207,963	$3,315

Less amount representing interest		1,656

Present value of net minimum lease payments		1,659
Less portion due within one year		113

Long term capital lease obligations		$1,546

9. Purchase and Construction Commitments

The Company had purchase commitments and construction commitments of $3.6 million and $2.5 million, respectively, as of January 31, 2002, and $1.0 million and $4.5 million, respectively, as of January 31, 2001, relating to new store locations.

10. Employee Benefit Plans

The Company has a 401(k) Savings Plan for the benefit of substantially all employees. The Plan provides for both employee and employer contributions. The Company matches 25% of the employee's contribution limited to 1.5% of the employee's annual compensation subject to limitations set annually by the Internal Revenue Service. The Company's contributions were $350,000, $305,000 and $274,000 for the years ended January 31, 2002, 2001 and 2000, respectively.

In July 2000, at the Company's annual meeting, the Company's stockholders approved an Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, the Company initially authorized the issuance of 400,000 shares. The Purchase Plan provides for an annual increase equal to the lesser of (i) 2% of the outstanding shares of the Company, or (ii) a lesser amount determined by the Board, provided that the total shares issued shall never exceed 2,000,000 shares. Eligible employees may purchase a limited number of shares of the Company's common stock at 85% of the market value at certain plan-defined dates. The Purchase Plan terminates on July 17, 2010. In fiscal 2002, 89,735 shares were issued pursuant to the Purchase Plan. There were no shares issued pursuant to the Purchase Plan in fiscal 2001. At January 31, 2002, 310,265 shares were available for issuance under the Purchase Plan.

11. Quarterly Financial Data (unaudited)

	Three Months Ended
	April 30,	July 31,	October 31,	January 31,
	(in thousands, except per share data)
Fiscal 2002
Sales	$115,132	$117,607	$132,803	$214,681
Gross profit	35,570	38,449	42,238	63,840
Income from operations	2,842	2,932	2,795	11,033
Net income	1,698	1,798	1,680	6,777
Earnings per share—basic	.16	.16	.15	.61
Earnings per share—diluted	.15	.16	.15	.59
Fiscal 2001
Sales	$95,006	$101,978	$117,207	$170,217
Gross profit	29,721	33,049	37,734	51,830
Income from operations	2,900	3,608	5,449	11,963
Income before extraordinary item	1,808	2,256	3,387	7,410
Net income	1,554	2,256	3,387	7,410
Earnings per share—basic	.15	.21	.31	.68
Earnings per share—diluted	.14	.20	.30	.65

IDAHO
SOUTH DAKOTA
NEVADA
UTAH
COLORADO
ARIZONA
NEW MEXICO
OKLAHOMA
TEXAS
ULTIMATE ELECTRONICS
SoundTrack
AUDIO KING

2,750,000 Shares

Ultimate Electronics, Inc.

Common Stock

PROSPECTUS

U.S. Bancorp Piper Jaffray

Banc of America Securities LLC

SunTrust Robinson Humphrey

SWS Securities

April 30, 2002